Filed Pursuant to Rule 424(B)(5)

Registration No. 333-115660

333-101425

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 4, 2004)

8,000,000 Shares

Public Storage, Inc.

Depositary Shares Each Representing 1/1,000 of a Share of

6.45% Cumulative Preferred Stock, Series F

Liquidation Preference Equivalent to $25.00 Per Depositary Share

We are selling 8,000,000 depositary shares each representing 1/1,000 of a share of our 6.45% Cumulative Preferred Stock, Series F. The shares of Preferred Stock represented by the depositary shares will be deposited with EquiServe Trust Company, N. A., as depositary. As a holder of depositary shares, you will be entitled to all proportional rights, preferences and privileges of the Preferred Stock. The following is a summary of the Preferred Stock:

•	We will pay cumulative distributions on the Preferred Stock, from the date of original issuance, at the rate of 6.45% of the liquidation preference per year ($1.6125 per year per depositary share).

•	We will pay distributions on the Preferred Stock quarterly, beginning on September 30, 2005 (with the payment on that date being based pro rata on the number of days from the original issuance of the Preferred Stock).

•	We are not allowed to redeem the Preferred Stock before August 23, 2010, except in order to preserve our status as a real estate investment trust.

•	On and after August 23, 2010, we may, at our option, redeem the Preferred Stock by paying you $25.00 per depositary share, plus any accrued and unpaid distributions.

•	The Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities.

•	Investors in the depositary shares representing interests in the Preferred Stock generally have no voting rights, except if we fail to pay distributions for six or more quarters or as required by law.

We intend to apply to have the depositary shares listed on the New York Stock Exchange (the “NYSE”) under the symbol “PSAPrF.” If this application is approved, trading of the depositary shares on the NYSE is expected to begin within 30 days following initial delivery of the depositary shares.

Investing in the depositary shares involves risks. See “ Risk Factors” beginning on page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$25.00	$200,000,000
Underwriting Discount	$0.7875	$6,300,000	(1)
Proceeds to Public Storage (before expenses)	$24.2125	$193,700,000

(1)	See “Underwriting” section beginning on page S-15 of this prospectus supplement for a discussion regarding certain additional underwriting compensation.

The underwriters are offering the depositary shares subject to various conditions. The underwriters expect to deliver the depositary shares to purchasers on or about August 23, 2005.

Joint Book-Running Managers

Merrill Lynch & Co.	Morgan Stanley

A.G. Edwards

Credit Suisse First Boston

Deutsche Bank Securities

Wachovia Securities

Raymond James

Wells Fargo Securities

August 16, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are inherently subject to risk and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors” in the accompanying Prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent annual and quarterly reports.

THE COMPANY

We are a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. We are the largest owner and operator of self-storage facilities in the United States with equity interests (through direct ownership, as well as general and limited partnership interests), as of June 30, 2005, in 1,480 storage facilities located in 37 states. We also have a significant ownership in PS Business Parks, Inc., a REIT that, as of June 30, 2005, had equity interests in approximately 17.9 million net rentable square feet of commercial space located in eight states.

The following table reflects the geographic diversification of our storage facilities:

	At June 30, 2005
	Number of Facilities	Net Rentable Square Feet (in thousands)
California
Southern	168	10,953
Northern	143	8,346
Texas	169	11,472
Florida	149	9,061
Illinois	99	6,167
Georgia	66	3,882
Colorado	50	3,189
New Jersey	48	2,948
Washington	43	2,747
New York	44	2,683
Maryland	44	2,528
Virginia	39	2,460
Missouri	38	2,172
Ohio	30	1,863
Minnesota	26	1,635
Nevada	22	1,409
Pennsylvania	20	1,360
Kansas	22	1,316
Tennessee	23	1,311
North Carolina	24	1,266
Massachusetts	19	1,206
Oregon	25	1,171
South Carolina	24	1,082
Wisconsin	15	1,071
Other states (14 states)	130	7,297

Totals	1,480	90,595

USE OF PROCEEDS

We estimate net proceeds from this offering of approximately $193,500,000, after all anticipated issuance costs. We intend to use the net proceeds from this offering to make investments in self-storage facilities and in entities that own self-storage facilities, to redeem preferred securities and for other general corporate purposes.

Pending application of the net proceeds as described above, the net proceeds of this offering will be deposited in interest bearing accounts or invested in certificates of deposit, United States government obligations or other short-term, high-quality debt instruments selected at our discretion.

RECENT DEVELOPMENTS

Since June 30, 2005, we have acquired or have contracts to acquire a total of 16 existing self-storage facilities (or interests in entities owning facilities) in five states at an aggregate cost, including estimated closing and systems conversion costs, of $160.8 million in cash. Twelve of the facilities with an estimated acquisition cost of $135.6 million have not been acquired, and their purchase contracts are subject to significant contingencies. There is no assurance that these 12 facilities will be acquired.

In July 2005, we made an unsolicited proposal for the combination of the Company and Shurgard Storage Centers, Inc. (NYSE:SHU) through a merger in which each share of SHU common stock would be exchanged for .80 shares of our common stock. SHU has rejected our proposal, and there is no assurance that any agreement will be reached. If completed on the terms of our proposal, the merger would (1) increase the number of shares of our common stock from approximately 128 million to an estimated 165.4 million, (2) increase the liquidation preference of our preferred stock from approximately $2.32 billion (exclusive of this offering) to an estimated $2.46 billion (exclusive of this offering) and (3) increase our debt from approximately $151.8 million to an estimated $1.96 billion (assuming no prepayment). Our estimate of SHU’s debt, preferred and common shares outstanding is from SHU’s June 30, 2005 balance sheet included in its quarterly report on Form 10-Q for the period ended June 30, 2005.

SHU has reported that it is a real estate investment trust that operates approximately 630 self-storage facilities in the United States and Europe.

In August 2005, we acquired the interests of two third party institutions in two partnerships that own interests in self-storage facilities for a total of approximately $56 million in cash. We now own all of the common equity interests in these two partnerships.

DESCRIPTION OF PREFERRED STOCK AND DEPOSITARY SHARES

General

Under our Articles of Incorporation, as amended, the Board of Directors is authorized without further shareholder action to provide for the issuance of up to 50,000,000 shares of preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be set forth in resolutions providing for the issue of preferred stock adopted by the Board of Directors. At June 30, 2005, we had outstanding 1,691,236 shares of preferred stock and had reserved for issuance an additional 9,000 shares of preferred stock.

Prior to issuance, the Board of Directors will have adopted resolutions creating the 6.45% Cumulative Preferred Stock, Series F (the “Preferred Stock”). When issued, the Preferred Stock will have a liquidation value of $25,000 per share, will be fully paid and nonassessable, will not be subject to any sinking fund or other obligation of the Company to repurchase or retire the Preferred Stock, and will have no preemptive rights.

EquiServe Trust Company, N. A. will be the transfer agent and dividend disbursing agent for the Preferred Stock.

Each Depositary Share represents 1/1,000 of a share of Preferred Stock. The shares of the Preferred Stock will be deposited with EquiServe Trust Company, N. A., as Depositary (the “Preferred Stock Depositary”), under a Deposit Agreement among the Company, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the “Depositary Receipts”) issued by the Preferred Stock Depositary under the Deposit Agreement. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Preferred Stock represented by the Depositary Share (including dividend, voting, redemption and liquidation rights and preferences). See “Description of the Depositary Shares” in the accompanying Prospectus and “—Depositary Shares” below.

Immediately following our issuance of the Preferred Stock, we will deposit the Preferred Stock with the Preferred Stock Depositary, which will then issue and deliver the Depositary Receipts to us. We will, in turn, deliver the Depositary Receipts to the underwriters. Depositary Receipts will be issued evidencing only whole Depositary Shares.

We intend to apply to have the Depositary Shares listed on the NYSE. The Preferred Stock will not be listed and we do not expect that there will be any trading market for the Preferred Stock except as represented by the Depositary Shares.

Ownership Restrictions

For a discussion of ownership limitations that apply to the Preferred Stock and related Depositary Shares, see “Description of Common Stock—Ownership Limitations” in the accompanying Prospectus.

Preferred Stock

The following is a brief description of the terms of the Preferred Stock which does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Determination of the Preferred Stock, the form of which is filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus Supplement constitutes a part.

Ranking

With respect to the payment of dividends and amounts upon liquidation, the Preferred Stock will rank pari passu with our 8.600% Cumulative Preferred Stock, Series Q, 8.000% Cumulative Preferred Stock, Series R, 7.875% Cumulative Preferred Stock, Series S, 7.625% Cumulative Preferred Stock, Series T, 7.625% Cumulative Preferred Stock, Series U, 7.500% Cumulative Preferred Stock Series V, 6.500% Cumulative Preferred Stock, Series W, 6.450% Cumulative Preferred Stock, Series X, 6.850% Cumulative Preferred Stock, Series Y, 6.250% Cumulative Preferred Stock, Series Z, 6.125% Cumulative Preferred Stock, Series A, 7.125% Cumulative Preferred Stock, Series B, 6.60% Cumulative Preferred Stock, Series C, 6.18% Cumulative Preferred Stock, Series D, 6.75% Cumulative Preferred Stock, Series E (collectively, together with the Preferred Stock, the “Senior Preferred Stock”) and any other shares of preferred stock issued by us, whether now or hereafter issued, ranking pari passu with the Senior Preferred Stock (including shares of preferred stock issued upon conversion of the 6.4% Series NN Cumulative Redeemable Perpetual Preferred Units of one of our operating partnerships), and will rank senior to the Common Stock and any other capital stock of the Company ranking junior to the Preferred Stock.

Dividends

Holders of shares of Preferred Stock, in preference to the holders of shares of the Common Stock, and of any other capital stock issued by us ranking junior to the Preferred Stock as to payment of dividends, will be entitled to receive, when and as declared by the Board of Directors out of assets of the Company legally available for payment, cash dividends payable quarterly at the rate of 6.45% of the liquidation preference per year ($1,612.50 per year per share, equivalent to $1.6125 per year per Depositary Share). Dividends on the shares of Preferred Stock will be cumulative from the date of issue and will be payable quarterly on or before March 31, June 30, September 30 and December 31, commencing September 30, 2005, to holders of record as they appear on the stock register of the Company on such record dates, not less than 15 or more than 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. If the last day of a quarter falls on a non-business day, we may pay dividends for that quarter on the first business day following the end of the quarter. After full dividends on the Preferred Stock have been paid or declared and funds set aside for payment for all past dividend periods and for the then current quarter, the holders of shares of Preferred Stock will not be entitled to any further dividends with respect to that quarter.

When dividends are not paid in full upon the Preferred Stock and any other shares of preferred stock of the Company ranking on a parity as to dividends with the Preferred Stock (including the other series of Senior Preferred Stock), all dividends declared upon the Preferred Stock and any other preferred shares of the Company ranking on a parity as to dividends with the Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other shares shall in all cases bear to each other the same ratio that the accrued dividends per share on the Preferred Stock and such other preferred shares bear to each other. Except as set forth in the preceding sentence, unless full dividends on the Preferred Stock have been paid for all past dividend periods, no dividends (other than in Common Stock or other shares of capital stock issued by us ranking junior to the Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made on the Common Stock or on any other shares of capital stock issued by us ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation.

Unless full dividends on the Preferred Stock have been paid for all past dividend periods, we and our subsidiaries may not redeem, repurchase or otherwise acquire for any consideration (nor may we or they pay or make available any moneys for a sinking fund for the redemption of) any shares of Common Stock or any other shares of capital stock issued by us ranking junior to or on a parity with the Preferred Stock as to dividends or upon liquidation except by conversion into or exchange for shares of capital stock issued by us ranking junior to the Preferred Stock as to dividends and upon liquidation.

If for any taxable year, we elect to designate as “capital gain dividends” (as defined in the Internal Revenue Code) any portion of the dividends paid or made available for the year to the holders of all classes and series of our stock, then the portion of the dividends designated as capital gain dividends that will be allocable to the holders of Preferred Stock will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid or made available to the holders of Preferred Stock for the year, and the denominator of which will be the total dividends paid or made available to holders of all classes and series of our outstanding stock for that year.

Our revolving credit facility with a commercial bank restricts our ability to pay distributions in excess of 95% of our “Funds from Operations” for the prior four fiscal quarters. Funds from operations is defined in the loan agreement generally as net income before gain on sale of real estate, extraordinary loss on early retirement of debt and deductions for depreciation, amortization and non-cash charges. Our management believes that this restriction will not impede our ability to pay the dividends on the Preferred Stock in full.

Dividends paid by regular C corporations to persons or entities that are taxed as individuals now are generally taxed at the rate applicable to long-term capital gains, which is a maximum of 15%, subject to certain limitations. Because we are a REIT, however, our dividends, including dividends paid on the Preferred Stock, generally will continue to be taxed at regular ordinary income tax rates, except to the extent that the special rules relating to qualified dividend income and capital gains dividends paid by a REIT apply. See “Additional Federal Income Tax Consequences.”

Conversion Rights

The Preferred Stock will not be convertible into shares of any other class or series of capital stock of the Company.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or of any other shares of capital stock issued by us ranking as to such distribution junior to the Preferred Stock, liquidating distributions in the amount of $25,000 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends (whether or not earned or declared) for the then current, and all prior, dividend periods. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock and any other shares of stock issued by us ranking as to any such distribution on a parity with the Preferred Stock (including other series of Senior Preferred Stock) are not paid in full, the holders of the Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock will not be entitled to any further participation in any distribution of assets by us.

For purposes of liquidation rights, a consolidation or merger of the Company with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Company is not a liquidation, dissolution or winding up of the Company.

Redemption

Except in certain circumstances relating to our qualification as a REIT, we may not redeem the shares of Preferred Stock prior to August 23, 2010. On and after August 23, 2010, at any time or from time to time, we may redeem the shares of Preferred Stock in whole or in part at our option at a cash redemption price of $25,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends to the date of redemption. If fewer than all the outstanding shares of Preferred Stock are to be redeemed, the shares to be redeemed will be determined by the Board of Directors of the Company, and such shares shall be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of the Company.

Notwithstanding the foregoing, if any dividends, including any accumulation, on the Preferred Stock are in arrears, we may not redeem any Preferred Stock unless we redeem simultaneously all outstanding Preferred Stock, and we may not purchase or otherwise acquire, directly or indirectly, any Preferred Stock; provided, however, that this shall not prevent the purchase or acquisition of the Preferred Stock pursuant to a purchase or exchange offer if such offer is made on the same terms to all holders of the Preferred Stock.

Notice of redemption of the Preferred Stock will be given by publication in a newspaper of general circulation in the County of Los Angeles and the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of shares of Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. Each notice shall state: (1) the redemption date; (2) the number of shares of Preferred Stock to be redeemed; (3) the redemption price per share of Preferred Stock; (4) the place or places where certificates for the Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares of Preferred Stock to be redeemed will cease to accrue on such redemption date. If fewer than all the shares of Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Preferred Stock to be redeemed from such holder. In order to facilitate the redemption of shares of Preferred Stock, the Board of Directors may fix a record date for the determination of shares of Preferred Stock to be redeemed, such record date to be not less than 30 nor more than 60 days prior to the date fixed for such redemption.

Notice having been given as provided above, from and after the date specified therein as the date of redemption, unless we default in providing funds for the payment of the redemption price on such date, all dividends on the Preferred Stock called for redemption will cease. From and after the redemption date, unless we so default, all rights of the holders of the Preferred Stock as stockholders of the Company, except the right to receive the redemption price (but without interest), will cease. Upon surrender in accordance with such notice of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by the Company. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

Subject to applicable law and the limitation on purchases when dividends on the Preferred Stock are in arrears, we may, at any time and from time to time, purchase any shares of Preferred Stock in the open market, by tender or by private agreement.

Voting Rights

Except as indicated below, or except as expressly required by applicable law, holders of the Preferred Stock will not be entitled to vote.

If the equivalent of six quarterly dividends payable on the Preferred Stock or any other series of preferred stock are in default (whether or not declared or consecutive), holders of the Preferred Stock (voting as a class with all other series of Senior Preferred Stock) will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

Such right to vote separately to elect directors shall, when vested, be subject, always, to the same provisions for vesting of such right to elect directors separately in the case of future dividend defaults. At any time when such right to elect directors separately shall have so vested, we may, and upon the written request of the holders of record of not less than 20% of the total number of preferred shares of the Company then outstanding shall, call a special meeting of shareholders for the election of directors. In the case of such a written request, such special meeting shall be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in our Bylaws, provided that we shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders, and the holders of all classes of outstanding preferred stock are offered the opportunity to elect such directors (or fill any vacancy) at such annual meeting of shareholders. Directors so elected shall serve until the next annual meeting of our shareholders or until their respective successors are elected and qualify. If, prior to the end of the term of any director so elected, a vacancy in the office of such director shall occur, during the continuance of a default in dividends on preferred shares of the Company, by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former director by the appointment of a new director by the remaining director or directors so elected.

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock and any other series of preferred stock ranking on a parity with the Preferred Stock as to dividends or upon liquidation (which includes the other series of Senior Preferred Stock), voting as a single class, will be required to authorize another class of shares senior to the Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock will be required to amend or repeal any provision of, or add any provision to, the Articles of Incorporation, including the Certificate of Determination, if such action would materially and adversely alter or change the rights, preferences or privileges of the Preferred Stock.

No consent or approval of the holders of shares of the Preferred Stock will be required for the issuance from the Company’s authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to the Preferred Stock as to payment of dividends and distribution of assets, including other shares of Preferred Stock.

Depositary Shares

The following is a brief description of the terms of the Depositary Shares which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Deposit Agreement (including the form of Depositary Receipt contained therein), which is filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus Supplement constitutes a part.

Dividends

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the Preferred Stock. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the Depositary shall distribute to such record holder shall be rounded to the next highest whole cent.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the Depositary may (with our approval) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to 1/1000th of the liquidation preference accorded each share of the Preferred Stock.

Redemption

Whenever we redeem any Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed. The Depositary will publish a notice of redemption of the Depositary Shares containing the same type of information and in the same manner as our notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Preferred Stock and the Depositary Shares to the record holders of the Depositary Receipts. In case less than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be so redeemed shall be determined pro rata or by lot in a manner determined by the Board of Directors.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock represented by such record holder’s Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote such Preferred Stock represented by such Depositary Shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting any of the Preferred Stock to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

Withdrawal of Preferred Stock

Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Preferred Stock and all money and other property, if any, represented by such Depositary Shares. Partial shares of Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor.

Amendment and Termination of Deposit Agreement

The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between us and the Depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Depositary Shares to surrender the Depositary Receipt evidencing such Depositary Shares with instructions to the Depositary to deliver to the holder the Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by us or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any dissolution of the Company and such distribution has been made to all the holders of Depositary Shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the initial issuance of the Depositary Shares, and redemption of the Preferred Stock and all withdrawals of Preferred Stock by owners of Depositary Shares. Holders of Depositary Receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer Depositary Shares, may withhold dividends and distributions and sell the Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

Miscellaneous

The Depositary will forward to the holders of Depositary Receipts all reports and communications from us which are delivered to the Depositary and which we are required to furnish to the holders of the Preferred Stock. In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Depositary as the holder of Preferred Stock.

Neither the Depositary nor any Depositary’s Agent (as defined in the Deposit Agreement), nor the Registrar (as defined in the Deposit Agreement) nor the Company assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its gross negligence, willful misconduct or bad faith. Neither the Depositary, any Depositary’s Agent, the Registrar nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The Company and the Depositary are not obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Depositary Receipts or Preferred Stock unless reasonably satisfactory indemnity is furnished. The Company and the Depositary may rely on written advice of counsel or accountants, on information provided by holders of Depositary Receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

The Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

ADDITIONAL MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

For a discussion of the taxation of the Company and the tax considerations relevant to shareholders generally, see “Material U.S. Federal Income Tax Considerations” in the accompanying Prospectus. The following is a summary of certain additional federal income tax considerations pertaining to the acquisition, ownership and disposition of the Depositary Shares and should be read in conjunction with the referenced sections in the accompanying Prospectus. This discussion of additional considerations is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. This discussion of additional considerations is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective shareholder in light of its particular circumstances or to certain types of shareholders (including insurance companies, financial institutions, broker-dealers, tax exempt investors, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. We have not requested and will not request a ruling from the Internal Revenue Service (the “Service”) with respect to any of the federal income tax issues discussed below or in the accompanying Prospectus. Prospective investors should consult, and must depend on, their own tax advisors regarding the federal, state, local, foreign and other tax consequences of holding and disposing of the Depositary Shares.

Taxation of Holders of Depositary Shares

General.    Owners of the Depositary Shares will be treated for federal income tax purposes as if they were owners of the Preferred Stock represented by such Depositary Shares. Accordingly, such owners will take into account, for federal income tax purposes, income to which they would be entitled if they were holders of such Preferred Stock. See “Description of the Depositary Shares—Federal Income Tax Considerations” in the accompanying Prospectus. Withdrawals of Preferred Stock for Depositary Shares are not taxable events for federal income tax purposes.

Dividends and Other Distributions; Withholding.    For a discussion of the taxation of the Company, the treatment of dividends and other distributions with respect to shares of the Company, and the withholding rules, see “Material U.S. Federal Income Tax Considerations—Taxation of Public Storage as a REIT,” “—Taxation of U.S. Shareholders,” “—U.S. Taxation of Non-U.S. Shareholders” and “—Information Reporting and Backup Withholding Tax Applicable to Shareholders” in the accompanying Prospectus. In determining the extent to which a distribution on the Depositary Shares constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated first to distributions with respect to the Preferred Stock and all other series of preferred stock that are equal in rank as to distributions and upon liquidation with the Preferred Stock, and second to distributions with respect to Common Stock of the Company.

Sale or Exchange of Depositary Shares.    Upon the sale, exchange or other disposition of Depositary Shares to a party other than the Company, a holder of Depositary Shares will realize capital gain or loss measured by the difference between the amount realized on the sale, exchange or other disposition of the Depositary Shares and such shareholder’s adjusted tax basis in the Depositary Shares (provided the Depositary Shares are held as a capital asset). For a discussion of capital gain taxation see “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders” and “—U.S. Taxation of Non-U.S. Shareholders” in the accompanying Prospectus.

Redemption of Depositary Shares.    Whenever the Company redeems any Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed. The treatment to a holder of Depositary Shares accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Preferred Stock held by the Depositary and corresponding redemption of Depositary Shares can only be determined on the basis of particular facts as to the holder of Depositary Shares at the time of redemption. In general, a holder of Depositary Shares will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the holder of the Depositary Shares’ adjusted tax basis in the Depositary Shares redeemed (provided the Depositary Shares are held as a capital asset) if such redemption (i) results in a “complete termination” of a holder’s interest in all classes of stock of the Company under Section 302(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”) or (ii) is “not essentially equivalent to a dividend” with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Depositary Shares owned by the holder, but also such holder’s ownership of Common Stock, equity stock, other series of preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If a particular holder of Depositary Shares owns (actually or constructively) no shares of Common Stock or equity stock of the Company or an insubstantial percentage of the outstanding shares of Common Stock, equity stock or preferred stock of the Company, based upon current law, it is probable that the redemption of Depositary Shares from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of Depositary Shares intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Depositary Shares will be treated as a distribution on the Depositary Shares as described under “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders” and “—U.S. Taxation of Non-U.S. Shareholders” in the accompanying Prospectus. If the redemption is taxed as a dividend, the holder of Depositary Shares’ adjusted tax basis in the redeemed Depositary Shares will be transferred to any other stockholdings of the holder of Depositary Shares in the Company. If the holder of Depositary Shares owns no other stockholdings in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Changes Effectuated By Legislation

The American Jobs Creation Act of 2004 (the “Act”) was enacted into law in late 2004. The Act includes the following changes, among other things, that are relevant to us as a REIT:

•	As discussed in the accompanying Prospectus under “Material U.S. Federal Income Tax Considerations—Taxation of Public Storage as a REIT—Asset Tests Applicable to REITs,” beginning on page 39, we may not own more than 10% by vote or value of any one issuer’s securities, and the value of any one issuer’s securities owned by us may not exceed five percent of the value of our total assets. If we fail to meet any of these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the Act, after the 30-day cure period, a REIT may dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the violation. For violations due to reasonable cause that are larger than this amount, the Act permits the REIT to avoid disqualification as a REIT after the 30 day cure period by taking certain steps, including the disposition of sufficient assets within the six-month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and filing a schedule with the IRS that describes the non-qualifying assets.

•	The Act expands the straight debt safe harbor described in the accompanying Prospectus under “—Taxation of Public Storage as a REIT—Asset Tests Applicable to REITs,” beginning on page 39. The Act also clarifies that the following types of debt will not be taken into account as securities for purposes of the 10% value limitation discussed above: (1) securities that meet the straight debt safe harbor; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Code (other than such agreements with related parties); (5) securities issued by other REITs; (6) debt issued by partnerships that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test; (7) any debt not otherwise described in this paragraph that is issued by a partnership, but only to the extent of our interest as a partner in the partnership; (8) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (9) any other arrangement described in future Treasury regulations.

•

The Act changes the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described in the accompanying Prospectus under “—Taxation of Public Storage as a REIT—Income Tests Applicable to REITs,” beginning on page 37. Specifically, the tax imposed will equal the gross income attributable to the greater of either (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 95% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability. The Act also makes certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The Act clarifies a rule regarding our ability to enter into leases with a taxable REIT subsidiary.

•	As discussed in the accompanying Prospectus under “—U.S. Taxation of Non-U.S. Shareholders—Distributions by Public Storage,” beginning on page 46, we are required to withhold 35% of any distribution to non-U.S. holders that is designated as a capital gain dividend or, if greater, 35% of a distribution to non-U.S. holders that could have been designated as a capital gain dividend. The Act eliminates this 35% withholding tax on any capital gain dividend with respect to any class of stock that is “regularly traded” on an established securities market if the non-U.S. holder did not own more than 5% of such class of stock at any time during the taxable year. Instead, any capital gain dividend will be treated as a distribution subject to the general rules discussed in “—U.S. Taxation of Non-U.S. Shareholders—Distributions by Public Storage.”

•	The Act provides additional relief in the event that we violate certain provisions of the Code that would result in our failure to qualify as a REIT if (i) the violation is due to reasonable cause and not due to willful neglect and (ii) we pay a penalty of $50,000 for each failure to satisfy the provision.

•	As discussed in the accompanying Prospectus under “—Taxation of Public Storage as a REIT—Income Tests Applicable to REITs,” beginning on page 37, prior to January 1, 2005, any periodic income or gain from the disposition of a hedging instrument, including interest rate swaps or cap agreements, options, futures contracts, or similar financial instruments entered into to hedge any indebtedness incurred to acquire or carry real estate assets was generally qualifying income for the 95% gross income test, but not for the 75% gross income test. The Act clarifies that any income from a hedging transaction that is clearly and timely identified, including gain from the sale or disposition of such a financial instrument, will be disregarded for purposes of the 95% gross income test to the extent the financial instrument hedges indebtedness incurred or to be incurred to acquire or carry real estate assets.

The foregoing is a non-exhaustive list of changes applicable to REITs that are contained in the Act. The provisions contained in the Act relating to the expansion of the straight debt safe harbor and a REIT’s ability to enter into leases with its taxable REIT subsidiaries apply to taxable years ending after December 31, 2000, and the remaining provisions described above generally apply for taxable years beginning on or after January 1, 2005.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,280,000
Morgan Stanley & Co. Incorporated	1,280,000
A.G. Edwards & Sons, Inc.	1,280,000
Credit Suisse First Boston LLC	1,280,000
Deutsche Bank Securities Inc.	1,280,000
Wachovia Capital Markets, LLC	1,280,000
Raymond James & Associates, Inc.	160,000
Wells Fargo Securities, LLC	160,000

Total	8,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares if they purchase any of the shares.

The underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, A.G. Edwards & Sons, Inc., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Wachovia Capital Markets, LLC, Raymond James & Associates, Inc. and Wells Fargo Securities, LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.50 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.45 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We intend to apply to have our Depositary Shares listed on the NYSE. The underwriters have advised us that they intend to make a market in the depositary shares prior to the commencement of trading on the NYSE. The underwriters will have no obligation to make a market in the depositary shares, however, and may cease market making activities, if commenced, at any time.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Per share	$0.7875
Total	$6,300,000

In connection with the offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters may purchase and sell Depositary Shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Depositary Shares in excess of the number of Depositary Shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Depositary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Depositary Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Depositary Shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. Incorporated repurchases Depositary Shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline on the market price of the Depositary Shares. They may also cause the price of the Depositary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue any of them at any time.

We estimate that our portion of the total expenses of this offering will be $200,000.

Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

The lenders under our credit facility include Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, Credit Suisse, New York branch, an affiliate of Credit Suisse First Boston LLC, and Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC. Wells Fargo Bank, National Association is managing agent of the facility.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

We expect that delivery of the Depositary Shares will be made against payment therefor on or about August 23, 2005, which is the fifth business day following the expected date of the Prospectus Supplement. Under Rule 15c6-1 of the Securities Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the expected date of the Prospectus Supplement or the next succeeding business day will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

Certain legal matters relating to the Preferred Stock and Depositary Shares will be passed upon for us by David Goldberg, our vice-president and senior counsel, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Mr. Goldberg owns 68,702 shares of Common Stock and 3,396 depositary shares representing interests in equity stock. Skadden Arps, Slate, Meagher & Flom LLP has from time to time represented us and our affiliates on unrelated matters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

Prospectus

$1,000,000,000

Public Storage, Inc.

By this prospectus, we may offer–

Common Stock

Preferred Stock

Equity Stock

Depositary Shares

Warrants

Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Please read “ Risk Factors” beginning on page 1 for a discussion of material risks you should consider before you invest.

Our common stock is listed and traded on the New York Stock Exchange and the Pacific Exchange under the symbol “PSA.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

June 4, 2004

You should rely only on the information contained in or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Page
Risk Factors	1
The Hughes family could control us	1
Provisions in our organizational documents may prevent changes in control	1
We would incur adverse tax consequences if we fail to qualify as a REIT	1
We may pay some taxes	1
We would incur a corporate level tax if we sell certain assets	2
We and our shareholders are subject to financing risks	2
Debt increases risk of loss	2
Certain securities have a liquidation preference over our common stock and equity stock	2
Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks	2
The value of our investments may be reduced by general risks of real estate ownership	2
There is significant competition among self-storage facilities and from other storage alternatives	2
We may incur significant environmental costs and liabilities	3
Delays in development and fill-up of our properties would reduce our profitability	3
Property taxes can increase and cause a decline in yields on investments	3
We must comply with the Americans with Disability Act and fire and safety regulations, which may require significant expenditures	4
We have no interest in Canadian self-storage facilities owned by the Hughes family	4
Our containerized storage business has incurred operating losses	4
Terrorist attacks and the possibility of further armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets	4
The lower tax rate on dividends from non-REIT “C” corporations may cause investors to prefer to hold stock in non-REIT “C” corporations	5
Changes in interest rates could adversely affect the price of our stock	5
Developments in California may have an adverse impact on our business	5
About This Prospectus	6
Where You Can Find More Information	7
Forward-Looking Statements	8
The Company	9
Use of Proceeds	9
Ratio of Earnings to Fixed Charges	9
Description of Common Stock	10
Common Stock	10
Ownership Limitations	10
Description of Preferred Stock	12
Outstanding Preferred Stock	12
Ownership Limitations	12
Future Series of Preferred Stock	12
Description of Equity Stock	17
Outstanding Series of Equity Stock	17
Ownership Limitations	17
Future Series of Equity Stock	17
Description of the Depositary Shares	20

TABLE OF CONTENTS—(Continued)

ii

RISK FACTORS

Before investing in our securities, you should consider the following risks and detriments:

The Hughes family could control us.

The Hughes family owns approximately 36% of our outstanding shares of common stock. Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, whether or not these actions might be favorable to our other shareholders.

Provisions in our organizational documents may prevent changes in control.

Restrictions in our organizational documents may further limit changes in control. Unless our board of directors waives these limitations, no shareholder may own more than (1) 2.0% of the outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held by them at the time of a November 1995 reorganization. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares’ then market value or for other reasons.

We would incur adverse tax consequences if we fail to qualify as a REIT.

We believe that we qualify as a REIT for federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT but we cannot assure shareholders that we will qualify as a REIT. Many of the REIT requirements are highly technical and complex. The determination of whether we qualify as a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control, including factual matters and circumstances relating to our income, our assets and corporations that we have acquired. For example, to qualify as a REIT at least 95% of our gross income must come from sources that are specified in the REIT tax laws, and we are limited in our ability to own non-real estate assets. We also must distribute with respect to each year at least 90% of our REIT taxable income to our shareholders, which include not only holders of our common stock and equity stock but also holders of our preferred stock.

For any taxable year that we fail to qualify as a REIT and statutory relief provisions do not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. Several corporate subsidiaries of Public Storage have elected to be treated as “taxable REIT subsidiaries” of Public Storage for federal income tax purposes since January 1, 2001. A taxable REIT subsidiary is taxable as a regular corporation and is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be subject to a 100% penalty tax on some payments that we receive or expenses deducted by our taxable REIT subsidiaries if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that Public Storage or any taxable REIT subsidiary is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

We would incur a corporate level tax if we sell certain assets.

We will generally be subject to a corporate level tax on any net built-in gain if, before November 2005, we sell any of the assets we acquired in the November 1995 reorganization.

We and our shareholders are subject to financing risks.

Debt increases risk of loss.    In making real estate investments or for general corporate purposes, we may borrow money, which increases the risk of loss. At March 31, 2004, our debt of $49.3 million was less than 1% of our total assets.

Certain securities have a liquidation preference over our common stock and equity stock.    If we liquidated, holders of our preferred securities would be entitled to receive liquidating distributions (a total of approximately $2.3 billion with respect to preferred stock and preferred units outstanding at March 31, 2004), plus any accrued and unpaid distributions, before any distribution of assets to holders of our common stock and equity stock. Holders of preferred stock and preferred units are entitled to receive, when declared by our board of directors, cash distributions (a total of approximately $155.2 million per year with respect to preferred stock and preferred units outstanding at March 31, 2004), in preference to holders of our common stock and equity stock.

Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks.

The value of our investments may be reduced by general risks of real estate ownership.    Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

•	lack of demand for rental spaces or units in a locale;

•	changes in general economic or local conditions;

•	changes in supply of or demand for similar or competing facilities in an area;

•	the impact of environmental protection laws;

•	changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive; and

•	changes in tax, real estate and zoning laws.

There is significant competition among self-storage facilities and from other storage alternatives.    Most of our properties are self-storage facilities, which represented 95% of our rental revenue during 2003. Competition in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities are expected to further intensify competition among operators of self-storage facilities in certain market areas in which we operate. The net operating income before depreciation of our “Consistent Group” of miniwarehouses (a consistent group of stabilized properties we owned throughout the three years ended December 31, 2003) declined 1.8% in 2003 compared to 2002. Competition could have been a factor in this decline.

We may incur significant environmental costs and liabilities.    As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, also may adversely affect the owner’s or operator’s ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct assessments in connection with pending or future property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environmental investigations or remedial actions. We have obtained, with respect to recent acquisitions and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liabilities. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can make no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability.    Between January 1, 2000 and March 31, 2004, we opened 61 newly developed self-storage facilities and 17 facilities that combine self-storage and containerized storage at the same location with aggregate development costs of $540.4 million at March 31, 2004. In addition, at March 31, 2004, we had 42 projects in development with total estimated costs of $148.7 million. Construction delays due to weather, unforeseen site conditions, personnel problems, cost overruns and other factors could adversely affect our profitability. Delays in the filling of vacancies of newly developed facilities as a result of competition or other factors could also adversely impact our profitability.

Property taxes can increase and cause a decline in yields on investments.    Each of our properties is subject to real property taxes. Real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. These increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which may require significant expenditures.    All of our properties must comply with the Americans with Disabilities Act and related regulations (the “ADA”). The ADA generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. Our failure to comply with the ADA or similar state laws could result in government-imposed fines and the award of damages to individuals harmed by our failure to comply. In addition, our properties must comply with local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements may require substantial expenditures, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability and value of our real estate facilities.

We have no interest in Canadian self-storage facilities owned by the Hughes family.

The Hughes family has ownership interests in, and operates, 38 self-storage facilities in Canada under the name “Public Storage”. We have a right of first refusal to acquire the stock or assets of the corporation engaged in these operations if the Hughes family or the corporation agree to sell them. However, we have no interest in the operations of that corporation, have no right to acquire its stock or assets unless the Hughes family decides to sell and receive no benefit from the profits and increases in value of the Canadian mini-warehouses.

Our personnel supervised, operated and provided certain administrative services for the owners of these 38 Canadian properties and certain other services, primarily tax services, for other Hughes family interests. The Hughes family and the Canadian owners have reimbursed us at cost for these services (U.S. $542,499 for services provided to the Canadian facilities and U.S. $151,063 for other services during 2003). There may have been conflicts of interest in allocating time of our personnel between our properties, the Canadian properties, and the other Hughes family interests. To minimize these conflicts of interest, the sharing of our personnel with the Canadian entities and with the other Hughes family interests was substantially eliminated by December 31, 2003.

Our containerized storage business has incurred operating losses.

Public Storage Pickup & Delivery, which we refer to as PSPUD, was organized in 1996 to operate a containerized self-storage business. We own all of the economic interests of PSPUD. Since this is a relatively new business segment, we cannot provide any assurance as to its ultimate profitability. PSPUD incurred operating losses totaling $10,058,000 in 2002 (including write-down for impaired assets and lease termination charges) and generated an operating profit of $2,543,000 in 2003 (after impairment charges, and losses on asset sales). We closed 32 of 55 PSPUD facilities that we determined were not strategic to our business plan since January 1, 2002.

Terrorist attacks and the possibility of further armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available or, if terrorist insurance coverage is available, the cost for the insurance may be significant in relationship to the overall risk. In addition, the adverse effects that violent acts and threats of future attacks have on the U.S. economy could have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a further armed conflict which could negatively impact our business and operating results.

The lower tax rate on dividends from non-REIT “C” corporations may cause investors to prefer to hold stock in non-REIT “C” corporations.

While corporate dividends traditionally have been taxed at ordinary income rates, dividends received by individuals through December 31, 2008 from domestic corporations generally will be taxed at the maximum capital gains tax rate of 15%, rather than to the maximum ordinary income tax rate of 35%. This reduces substantially the so-called “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally applies to non-REIT “C” corporations but that does not apply to REITs because REITs generally do not pay any corporate income tax to the extent they distribute all of their taxable income. REIT dividends are not eligible for the lower capital gains rates, except in certain circumstances where the dividends are attributable to income that has been subject to corporate-level tax. The application of capital gains rates to non-REIT “C” corporation dividends could cause individual investors to view stock in non-REIT “C” corporations as more attractive than stock in REITs, which may negatively affect the value of our stock. We cannot predict what effect, if any, the application of the capital gains tax rate to dividends paid by non-REIT “C” corporations may have on the value of either our common stock or our preferred stock, either in terms of price or relative to other potential investments.

Changes in interest rates could adversely affect the price of our stock.

Increases in interest rates could adversely affect the price of our stock. Among the factors that impact the price of stocks of REITs is the fluctuation of interest rates. An increase in interest rates could adversely affect the trading prices of our securities and those of other REITs

Developments in California may have an adverse impact on our business.

Our headquarters and approximately one-quarter of our properties are located in California. California is faced with serious budgetary concerns. Action that may be taken in response to these concerns, such as an increase in property taxes on commercial properties, could adversely impact our business and results of operations. In addition, we could be adversely impacted by the recently enacted legislation mandating medical insurance for employees of California businesses and members of their families beginning in 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell from time to time up to $1,000,000,000 of our common stock, preferred stock, equity stock, depositary shares, warrants and debt securities, in any combination. This prospectus provides a general description of the securities that we may offer. Each time we offer any of the types of securities described in this prospectus, we will prepare and distribute a prospectus supplement that will contain a description of the specific terms of the securities being offered and of the offering. The prospectus supplement may also supplement the information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information,” before purchasing any securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “the Company,” “we,” “us,” “our” and similar references mean Public Storage, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and are required to file annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any of these documents at the Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You may telephone the Commission at 1-800-SEC-0330 for further information on the Commission’s public reference facilities. The Commission also maintains a computer site on the World Wide Web (http://www.sec.gov) that contains the reports, proxy and information statements and other information that we and other registrants file electronically with the Commission. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

This prospectus is a part of a registration statement on Form S-3 filed with the Commission to register offers and sales of the securities described in this prospectus under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the securities. You may obtain the registration statement and its exhibits from the Commission as indicated above or from us.

The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose that information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the Commission, each of which should be considered an important part of this prospectus:

SEC Filing (File No. 1-8389)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q and Amendment No. 1 to Quarterly Report on Form 10-Q/A	Quarter ended March 31, 2004
Current Reports on Form 8-K	Dated February 25, 2004, February 27, 2004, March 19, 2004 and April 26, 2004
Description of our common stock contained in Registration Statement on Form 8-A, as supplemented by the description of our common stock contained in this prospectus	Effective June 30, 1981
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus and before the termination of the offering

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

Investor Services Department

Public Storage, Inc.

701 Western Avenue

Glendale, California 91201-2397

Telephone: (800) 421-2856

(818) 244-8080

Facsimile:   (818) 241-0627

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements, including those identified by the words “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “seeks,” “intends,” “plans,” “pro forma,” or the negative of these words and phrases or similar expressions that convey the uncertainty of future events or outcomes. Discussions of strategy, plans or intentions also include forward-looking statements. Forward-looking statements are subject to risks and uncertainties and you should not rely on them as predictions of future events. In addition to the factors described in this prospectus under “Risk Factors,” some of these factors include:

•	the impact of competition from new and existing self-storage and commercial facilities which could impact rents and occupancy levels at our facilities;

•	our ability to evaluate, finance and integrate acquired and developed properties into our existing operations;

•	our ability to effectively compete in the markets in which we do business;

•	the impact of the regulatory environment as well as national, state and local laws and regulations, including, without limitation, those governing real estate investment trusts;

•	profitability of the Pickup and Delivery business;

•	the impact of general economic conditions upon rental rates and occupancy levels at our facilities; and

•	the availability of permanent capital at attractive rates.

These factors, as well as changes in the real estate markets and the general economy, could cause future events and actual results to differ materially from those set forth or contemplated in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or in the incorporated documents might not occur and actual results could be substantially different than expected.

THE COMPANY

We are a fully integrated, self-administered and self-managed real estate investment trust or REIT that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. We are the largest owner and operator of self-storage facilities in the United States with equity interests (through direct ownership, as well as general and limited partnership interests), as of March 31, 2004, in 1,413 storage facilities located in 37 states. We also own an interest in PS Business Parks, Inc., a REIT that, as of March 31, 2004, owned approximately 18.3 million net rentable square feet of space in eight states.

We elected to be taxed as a REIT beginning with our 1981 taxable year. So long as we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the net income that we distribute currently to our shareholders. We were incorporated in California in 1980. Our principal executive offices are located at 701 Western Avenue, Glendale, California 91201-2349. Our telephone number is (818) 244-8080.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities described in this prospectus to make investments in self-storage facilities, including development, interests in partnerships and other entities and mortgage loans and for general corporate purposes, including repayment of debt and the redemption of outstanding securities. Pending application, we may invest the net proceeds in short-term, interest bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

We compute our ratio of earnings to combined fixed charges and preferred distributions by dividing our earnings by the sum of our fixed charges and preferred stock and preferred unit distributions. We compute our ratio of earnings to fixed charges by dividing our earnings by our fixed charges. Earnings consists of net income before interest expense and minority interests that have fixed charges.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Ratio of earnings to combined fixed charges and preferred distributions, including the impact of EITF Topic D-42 (a)	1.44	1.76	1.96	1.83	2.05	2.38	2.78
Ratio of earnings to combined fixed charges and preferred distributions, prior to impact of EITF Topic D-42	1.60	1.85	2.04	1.89	2.24	2.38	2.78
Ratio of earnings to fixed charges	70.10	42.75	51.59	34.13	29.64	25.11	23.92

(a)	Emerging Issues Task Force (“EITF”) Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or the Induced Conversion of Preferred Stock” provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common shareholders in the calculation of earnings per share. At the July 31, 2003 meeting of the EITF, the Securities and Exchange Commission Observer clarified that for purposes of applying EITF Topic D-42, the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock, regardless of where in the stockholders’ equity section those costs were initially classified on issuance. This ratio reflects the SEC Observer’s clarification.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 200,000,000 shares of common stock. At March 31, 2004, we had outstanding 128,521,627 shares of common stock (excluding shares issuable upon conversion of convertible securities and shares subject to options).

Common Stock

The following description of our common stock, par value $0.10 per share, sets forth certain general terms and provisions of our common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of preferred stock or equity stock or upon the exercise of warrants. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

Holders of our common stock will be entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for distribution. If we fail to pay dividends on our outstanding preferred stock, generally we may not pay dividends on our common stock or repurchase those shares. If we liquidate, dissolve or wind up our affairs, holders of common stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock. Holders of our common stock have no preemptive rights, which means they have no right to acquire any additional shares of common stock that we may issue at a later date. See “Description of Preferred Stock.”

The holders of our common stock are entitled to cast one vote for each share on all matters presented to our holders for a vote, with the exception that they have cumulative voting rights with respect to the election of our board of directors, in accordance with California law. Cumulative voting means that each holder of our common stock is entitled to cast as many votes as there are directors to be elected multiplied by the number of shares registered in his or her name. A holder of our common stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses. The outstanding shares of our common stock are, and additional shares of common stock will be, when issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock or our equity stock which are outstanding or which we may designate and issue in the future. See “Description of Preferred Stock” and “Description of Equity Stock.”

Ownership Limitations

To qualify as a REIT under the Internal Revenue Code of 1986, as amended, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. In order to maintain our qualification as a REIT, our organizational documents restrict the number of shares of capital stock that any shareholder may own.

In a series of transactions among Public Storage Management, Inc. and its affiliates (collectively, “Public Storage Management”), culminating in the November 16, 1995 merger of Public Storage Management into Storage Equities, Inc., Storage Equities became self-administered and self-managed, acquired substantially all of Public Storage Management’s United States real estate interests and was renamed “Public Storage, Inc.”

Our articles of incorporation and bylaws provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than (A) 2.0% of the outstanding shares of our common stock and (B) 9.9% of the outstanding shares of each class or series of shares of our preferred stock or equity stock and that all shares of stock be imprinted with a legend setting forth that restriction. Our articles of incorporation provide, however, that no person will be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that those shares of stock were beneficially owned by the person (including the Hughes family) after the merger with Public Storage Management. Thus, this limitation does not affect the ownership of common stock held by the Hughes family at the time of the merger. The ownership limitation is intended to preserve our REIT status in view of the Hughes family’s substantial ownership interest in us. We cannot provide any assurance, however, that this ownership limit will enable us to satisfy the requirement that a REIT not be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code for any given taxable year.

Our articles of incorporation and bylaws provide that our board of directors, in its sole and absolute discretion, may grant exceptions to the ownership limits, so long as (A) our board has determined that we would not be “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the event in question takes place during the second half of a taxable year) and would not otherwise fail to qualify as a REIT, after giving effect to an acquisition by an excepted person of beneficial ownership of the maximum amount of capital stock permitted as a result of the exception to be granted, and taking into account the existing and permitted ownership by other persons of stock (taking into account any other exceptions granted) and (B) the excepted persons provide to our board the representations and undertakings as our board may require. In any case, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Internal Revenue Code, any shares of any class of capital stock if the ownership or acquisition (1) would cause more than 50% in value of our outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals (as defined in the Internal Revenue Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (2) would result in our stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (3) would otherwise result in our failing to qualify as a REIT.

Our articles of incorporation and bylaws generally provide that if any holder of capital stock purports to transfer shares to a person or there is a change in our capital structure, and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or the transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the shares causing the violation will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of those shares will have no right to receive dividends or other distributions with respect to them and will have no right to vote the shares. Any dividends or other distributions paid to the purported transferee prior to our discovery that the shares have been transferred to a trust will be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee will designate a transferee of those shares so long as the shares would not violate the restrictions on ownership or transfer in our articles of incorporation in the hands of the designated transferee. Upon the sale of the shares, the purported transferee will receive out of any proceeds remaining after payment of expenses of the charitable trust and us the lesser of (A)(1) the price per share the purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or (2) if the transfer or other event that resulted in the transfer of the shares to the trust was not a transaction in which the purported transferee gave full value for the shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Each purported transferee will be deemed to have waived any claims the purported transferee may have against the trustee and us arising from the disposition of the shares, except for claims arising from the trustee’s or our gross negligence, willful misconduct, or failure to make payments when required by our articles of incorporation.

In addition, our bylaws provide our board of directors with the power to prevent the transfer of shares of capital stock or to redeem shares of capital stock if the board of directors determines in good faith that the action is necessary to preserve our status as a REIT.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue up to 50,000,000 shares of preferred stock, par value $0.01 per share. At March 31, 2004, we had outstanding 7,368,486 shares of preferred stock (of which 73,486 shares were represented by 73,486,000 depositary shares) and had reserved for issuance an additional 14,600 shares of preferred stock. Our articles of incorporation provide that the preferred stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred stock. Holders of preferred stock have no preemptive rights. The preferred stock will be, when issued, fully paid and nonassessable.

Although the issuance of preferred stock with special voting rights (or common stock) could be used to deter attempts to obtain control of us in transactions not approved by our board of directors, we have no present intention to issue stock for that purpose.

Outstanding Preferred Stock

At March 31, 2004, we had outstanding 15 series of preferred stock and had reserved for issuance, upon conversion of preferred units in one of our operating partnerships, an additional three series. Each series (1) has a stated value of $25 per share or depositary share, (2) in preference to the holders of shares of our common stock and any other capital stock ranking junior to our preferred stock as to payment of dividends, provides for cumulative quarterly dividends calculated as a percentage of the stated value (ranging from 6.125% to 10% per year) and (3) is subject to redemption, in whole or in part, at our option at a cash redemption price of $25 per share or depositary share, plus accrued and unpaid dividends (on or after various dates between August 17, 2004 and March 31, 2009).

If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of the preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any assets are distributed to holders of our common stock or any other shares of capital stock ranking junior to the preferred stock, liquidating distributions equal to $25 per share or depositary share, plus all accrued and unpaid dividends.

Except as expressly required by law and in certain other limited circumstances, holders of the preferred stock are not entitled to vote. Our board of directors will not, without the consent of holders of at least 66 2/3% of the outstanding shares of the preferred stock, voting as a single class, authorize another class of shares senior to the preferred stock.

Ownership Limitations

For a discussion of the ownership limitations that apply to preferred stock, see “Description of Common Stock—Ownership Limitations.”

Future Series of Preferred Stock

Below is a description of some general terms and provisions of our preferred stock which may be specified in a prospectus supplement. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

You should read the prospectus supplement relating to the preferred stock being offered for specific terms, including:

(1)	the title and stated value of the preferred stock;

(2)	the number of shares of the preferred stock being offered, the liquidation preference per share and the offering price of the preferred stock;

(3)	the dividend rate, period and payment date or method of calculation applicable to the preferred stock;

(4)	the date from which dividends on the preferred stock accumulates, if applicable;

(5)	the provision for a sinking fund, if any, for the preferred stock;

(6)	the provision for redemption, if applicable, of the preferred stock;

(7)	any listing of the preferred stock on any securities exchange;

(8)	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation);

(9)	the voting rights, if any, of the preferred stock;

(10)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(11)	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

(12)	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs.

Ranking.    The ranking of the preferred stock will be set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank:

(1)	senior to the common stock, any additional class of common stock, existing and future equity stock and any series of preferred stock junior to the preferred stock;

(2)	on a parity with all preferred stock previously issued by us the terms of which specifically provide that the preferred stock rank on a parity with the preferred stock being offered; and

(3)	junior to all preferred stock previously issued by us the terms of which specifically provide that the preferred stock rank senior to the preferred stock being offered.

Dividends.    Holders of shares of the preferred stock of each series being offered will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at the rates and on the dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors.

Dividends on any series of the preferred stock being offered may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of the preferred stock for which dividends are non-cumulative, the holders of the series of the preferred stock will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for the period, whether or not dividends on that series are declared payable on any future dividend payment date.

No dividends (other than in common stock or other capital stock ranking junior to the preferred stock of any series as to dividends and upon liquidation) will be declared or paid or set aside for payment (nor will any other distribution be declared or made upon our common stock, or any of our other capital stock ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation), nor will any common stock or any other of our capital stock ranking junior to or on a parity with the preferred stock of the series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of the stock) by us (except by conversion into or exchange for our other capital stock ranking junior to the preferred stock of the series as to dividends and upon liquidation) unless:

(1)  if the series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum set apart for payment for all past dividend periods and the then current dividend period; and

(2)  if the series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the series have been or contemporaneously are declared and paid or declared and a sum set apart for payment for the then current dividend period.

Any dividend payment made on shares of a series of cumulative preferred stock being offered will first be credited against the earliest accrued but unpaid dividend due with respect to shares of the series which remains payable.

Redemption.    The shares of preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case to the extent set forth in the prospectus supplement relating to the series.

The prospectus supplement relating to a series of preferred stock being offered that is subject to mandatory redemption will specify the number of shares of that series that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if shares of that series do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

Notwithstanding the foregoing, no shares of any series of preferred stock being offered will be redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of preferred stock of that series (except by conversion into or exchange for capital stock of us ranking junior to the preferred stock of that series as to dividends and upon liquidation) unless all outstanding shares of preferred stock of that series are simultaneously redeemed unless, in each case:

(1)  if that series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of that series will have been or contemporaneously are declared and paid or declared and a sum sufficient for payment for all past dividend periods and the then current dividend period is set apart; and

(2)  if that series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of that series have been or contemporaneously are declared and paid or declared and a sum sufficient for payment for the then current dividend period is set apart; provided, however, that we may acquire shares of preferred stock of the series under a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of the series.

If fewer than all of the outstanding shares of preferred stock of any series being offered are to be redeemed, the number of shares to be redeemed will be determined by us and these shares may be redeemed pro rata from the holders of record of these shares in proportion to the number of these shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

(1)  the redemption date;

(2)  the number of shares and series of the preferred stock to be redeemed;

(3)  the redemption price;

(4)  the place or places where certificates for that preferred stock are to be surrendered for payment of the redemption price;

(5)  that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

(6)  the date upon which the holder’s conversion rights, if any, as to the shares terminate.

If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder will also specify the number of shares of preferred stock to be redeemed from the holder and, upon redemption, a new certificate will be issued representing the unredeemed shares without cost to the holder. To facilitate the redemption of shares of preferred stock, our board of directors may fix a record date for the determination of shares of preferred stock to be redeemed. The record date may not be not less than 30 or more than 60 days before the date fixed for redemption.

If notice has been given as provided above, unless we default in providing funds for the payment of the redemption price on that date, then from and after the redemption date all dividends on the preferred stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of our preferred stock, except the right to receive the redemption price (but without interest), will cease.

Subject to applicable law and the limitation on purchases when dividends on preferred stock are in arrears, we may, at any time and from time to time, purchase any shares of preferred stock in the open market, by tender or by private agreement.

Liquidation Preference.    If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, then, before we make any distribution or payment to the holders of any common stock or any other class or series of our capital stock ranking junior to the preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all accrued and unpaid dividends (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon the voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the preferred stock and all other such classes or series of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For these purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Voting Rights.    Holders of the preferred stock being offered will not have any voting rights, except as set forth below or as otherwise expressly required by law or as indicated in the applicable prospectus supplement.

If six quarterly dividends payable on any series of preferred stock are in default (whether or not declared or consecutive), the holders of all the series of preferred stock, voting as a single class with all other series of preferred stock upon which similar voting rights have been conferred and are exercisable, will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

The right to vote separately to elect directors will, when vested, be subject, always, to the same provisions for vesting of the right to elect directors separately in the case of future dividend defaults. At any time when the right to elect directors separately has vested, we may, and upon the written request of the holders of record of not less than 20% of our total number of preferred shares then outstanding will, call a special meeting of shareholders for the election of directors. In the case of the written request, a special meeting will be held within 90 days after the delivery of the request and, in either case, at the place and upon the notice provided by law and in the bylaws. However, we will not be required to call a special meeting if the request is received less than 120 days before the date fixed for the next annual meeting of shareholders, and the holders of all classes of outstanding preferred stock are offered the opportunity to elect the directors (or fill any vacancy) at the annual meeting of shareholders. Directors so elected will serve until the next annual meeting of shareholders or until their respective successors are elected and qualify. If, before the end of the term of any director so elected, a vacancy in the office of the director occurs, during the continuance of a default by reason of death, resignation, or disability, the vacancy will be filled for the unexpired term of the former director by the appointment of a new director by the remaining director or directors so elected.

The affirmative vote or consent of the holders of at least a majority of the outstanding shares of each series of preferred stock will be required to amend or repeal any provision of, or add any provision to, our articles of incorporation, including the certificate of determination, if this action would materially and adversely alter or change the rights, preferences or privileges of the series of preferred stock.

No consent or approval of the holders of any series of preferred stock being offered will be required for the issuance from our authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to that series of preferred stock, or senior to a series of preferred stock expressly made junior to that series of preferred stock as to payment of dividends and distribution of assets, including other shares of the same series of preferred stock.

These voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required is effected, all outstanding shares of the series of preferred stock had been redeemed or called for redemption upon proper notice and sufficient funds had been deposited in trust to effect the redemption.

Conversion Rights.    The terms and conditions, if any, upon which shares of any series of preferred stock being offered are convertible into common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the preferred stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion if we redeem the preferred stock.

DESCRIPTION OF EQUITY STOCK

We are authorized to issue up to 200,000,000 shares of equity stock, par value $.01 per share. At March 31, 2004, we had outstanding 4,523,320.338 shares of equity stock (of which 8,776.102 shares were represented by 8,776,102 depositary shares) which rank on a parity with our common stock. Our articles of incorporation provide that the equity stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity stock. Holders of equity stock have no preemptive rights. The shares of equity stock will be, when issued, fully paid and nonassessable.

The issuance of equity stock with special voting rights could be used to deter attempts by a single shareholder or group of shareholders to obtain control of us in transactions not approved by our board of directors. We have no intention to issue the equity stock for these purposes.

Outstanding Series of Equity Stock

At March 31, 2004, we had three series of equity stock outstanding.

The equity stock, series A is represented by depositary shares (each depositary share representing  1/1,000 of a shares of equity stock, series A). The equity stock, series A (1) provides for cash distributions at the rate of five times the distributions on the common stock per depositary share, but not more than $2.45 per depositary share per year, (2) may be redeemed on or after March 31, 2010 at $24.50 per depositary share, (3) on liquidation each depositary share receives the same amount allocated in respect of a share of common stock, but not to exceed $24.50 per depositary share, (4) is convertible into common stock at the rate of one depositary share into .956 shares of common stock if Public Storage fails to preserve its status as a REIT and (5) votes as a single class with the common stock at the rate of one-tenth of a vote per depositary share. At March 31, 2004, there were 8,776.102 outstanding shares of equity stock, series A (represented by 8,766,102 depositary shares).

The equity stock, series AA (1) provides for cash distributions at the rate of ten times the distributions on the common stock per share, but not more the $8.80 per share per year, (2) on liquidation receives ten times the amount allocated in respect of a share of common stock, but not to exceed $100 per share and (3) is non-voting, except as required by California law. At March 31, 2004, there were 225,000 outstanding shares of equity stock, series AA.

The equity stock, series AAA (1) provides for cash distributions at the rate of five times the distributions of the common stock per share, but not more than $2.15640625 per share per year, (2) on liquidation receives 120% of the amount allocated in respect of a share of common stock, per share, (3) is convertible into common stock at the rate of 1.2 shares of common stock for each share in November 2014 and (4) is non-voting except as required by California law. At March 31, 2004, there were 4,289,544.236 outstanding shares of equity stock, series AAA.

Ownership Limitations

For a discussion of the ownership limitations that apply to equity stock, see “Description of Common Stock—Ownership Limitations.”

Future Series of Equity Stock

Below is a description of some general terms and provisions of our equity stock which may be specified in a prospectus supplement. The statements below describing the equity stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation (including the applicable form of certificate of determination) and bylaws.

You should read the prospectus supplement relating to the equity stock being offered for specific terms, including:

(1)  the designation of that equity stock;

(2)  the number of shares of that equity stock offered, the liquidation rights and the offering price of that equity stock;

(3)  the dividend rate, period and payment date or method of calculation applicable to that equity stock;

(4)  the provision for redemption, if applicable, of that equity stock;

(5)  any listing of that equity stock on any securities exchange;

(6)  the terms and conditions, if applicable, upon which that equity stock will be convertible into common stock, including the conversion price (or manner of calculation);

(7)  the voting rights, if any, of that equity stock;

(8)  any other specific terms, rights, limitations or restrictions of that equity stock; and

(9)  the relative ranking of that equity stock as to dividend rights and rights if we liquidate, dissolve or wind-up our affairs.

Ranking.    Unless otherwise specified in the applicable prospectus supplement, equity stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our affairs, rank on a parity with the common stock.

Dividends.    Holders of shares of the equity stock of each series being offered will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment, cash dividends at the rates and on the dates set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. Unless otherwise specified in the applicable prospectus supplement, dividends on equity stock will be non-cumulative.

Redemption.    The shares of equity stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case to the extent set forth in the applicable prospectus supplement.

The prospectus supplement relating to a series of equity stock being offered that is subject to mandatory redemption will specify the number of shares of that series that we must redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends (which will not, if that series does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash, securities or other property, as specified in the applicable prospectus supplement.

If fewer than all of the outstanding shares of equity stock of any series offered are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of equity stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

(1)  the redemption date;

(2)  the number of shares and series of the equity stock to be redeemed;

(3)  the redemption price;

(4)  the place or places where certificates for shares of that series are to be surrendered for payment of the redemption price;

(5)  that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

(6)  the date upon which the holder’s conversion rights, if any, as to those shares terminates.

If fewer than all the shares of equity stock of any series are to be redeemed, the notice mailed to each holder will also specify the number of shares of equity stock to be redeemed from the holder and, upon redemption, a new certificate will be issued representing the unredeemed shares without cost to the holder. To facilitate the redemption of shares of equity stock, our board of directors may fix a record date for the determination of shares of equity stock to be redeemed. The record date may not be less than 30 or more than 60 days before the date fixed for redemption.

If notice has been given as provided above, unless we default in providing funds for the payment of the redemption price on that date, then from and after the redemption date all dividends on the equity stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of our equity stock, except the right to receive the redemption price (but without interest), will cease.

Liquidation Rights.    If we voluntarily or involuntarily liquidate, dissolve or wind-up our affairs, then, before we make any distribution or payment to the holders of the equity stock or any other class or series of our capital stock ranking junior to any series of preferred stock in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all accrued and unpaid dividends (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets.

If liquidating distributions have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, including the equity stock, according to their respective rights and in each case according to their respective number of shares. For these purposes, our consolidation or merger with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up.

Unless otherwise specified in the applicable prospectus supplement, if we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of the equity stock will rank on a parity with the holders of the common stock, subject to any maximum or minimum distribution to holders of equity stock specified in the applicable prospectus supplement.

Voting Rights.    Unless otherwise specified in the applicable prospectus supplement, holders of the equity stock will vote with holders of the common stock.

No consent or approval of the holders of any series of equity stock will be required for the issuance from our authorized but unissued equity stock of other shares of any series of equity stock including shares of the same series of equity stock.

Conversion Rights.    The terms and conditions, if any, upon which shares of any series of equity stock being offered are convertible into common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the equity stock is convertible, the conversion price (or manner of calculation), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of the equity stock or automatically upon the occurrence of certain events, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the series of equity stock.

DESCRIPTION OF THE DEPOSITARY SHARES

We may, at our option, elect to offer depositary shares, each of which will represent a fractional interest in a share of preferred stock or equity stock of a specified series as described in the applicable prospectus supplement. The shares of preferred stock or equity stock represented by the depositary shares will be deposited with a depositary named in the applicable prospectus supplement, under a deposit agreement, among the depositary, the holders of the depositary receipts and us. Depositary receipts, which are certificates evidencing depositary shares, will be delivered to those persons purchasing depositary shares in the offering. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

The summary of terms of the depositary shares contained in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the deposit agreement, our articles of incorporation and the form of certificate of determination for the applicable series of preferred stock or equity stock.

Dividends

The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock or equity stock represented by the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date, which will be the same date as the record date fixed by us for the applicable series of preferred stock or equity stock. The depositary, however, will distribute only an amount as can be distributed without attributing to any depositary share a fraction of one cent with any undistributed balance added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary receipts then outstanding.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution, in proportion, as nearly as may be practicable, to the number of depositary shares owned by those holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make the distribution. If this occurs, the depositary may (with our approval) sell the property and distribute the net proceeds from that sale to those holders or adopt another method of distribution as it deems equitable and appropriate.

Liquidation Rights

If we liquidate, dissolve or wind up our affairs, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation amount accorded each share of the applicable series of preferred stock or equity stock, as set forth in the prospectus supplement.

Redemption

If a series of preferred stock or equity stock represented by that series of depositary shares is redeemable, those depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock or equity stock held by the depositary. Whenever we redeem any preferred stock or equity stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred stock or equity stock so redeemed. The depositary will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the preferred stock or equity stock and the depositary shares to the record holders of the depositary receipts.

Conversion

If the series of preferred stock or equity stock represented by the applicable series of depositary shares is convertible into a different class of our securities, the depositary shares will be also be convertible on the terms described in the applicable prospectus supplement.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the series of preferred stock or equity stock represented by the applicable series of depositary shares are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts as of the record date for that meeting. Each record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock or equity stock represented by that record holder’s depositary shares. The depositary will then try, as far as practicable, to vote the preferred stock or equity stock represented by such depositary shares in accordance with those instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote any of the preferred stock or equity stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

Withdrawal of Preferred Stock or Equity Stock

Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the holder of the depositary shares evidenced by the depositary receipts is entitled to delivery of the number of whole shares of preferred stock or equity stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock or equity stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock or equity stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of withdrawn preferred stock or equity stock will not be entitled to deposit those shares under the deposit agreement or to receive depositary receipts evidencing depositary shares.

Amendment and Termination of Deposit Agreement

The form of depositary receipt evidencing the depositary shares of any series and any provision of the deposit agreement may at any time be amended by agreement between the depositary and us. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of depositary shares of any series will not be effective unless that amendment has been approved by the holders of at least a majority of the depositary shares of that series then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing those depositary shares with instructions to the depositary to deliver to the holder the preferred stock or equity stock and all money and other property, if any, represented by the depositary receipt, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by the depositary or us only if:

(1)  all outstanding depositary shares have been redeemed or

(2)  there has been a final distribution in respect of the preferred stock or equity stock in connection with our liquidation, dissolution or winding up and the distribution has been made to all the holders of depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock or equity stock and the initial issuance of the depositary shares, and redemption of the preferred stock or equity stock and all withdrawals of preferred stock or equity stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and those other charges as are provided in the deposit agreement to be for their accounts. In some circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt if the charges are not paid.

Miscellaneous

The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the preferred stock or equity stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at other places as it may from time to time deem advisable, any reports and communications received from us which are received by the depositary as the holder of preferred stock or equity stock.

Neither the depositary nor we assume any obligation or liability under the deposit agreement to holders of depositary receipts other than for its or our negligence or willful misconduct. Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performance in good faith of the depositary’s duties under the deposit agreement. Neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give the information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

Federal Income Tax Considerations

Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the preferred stock or equity stock represented by those depositary shares. Accordingly, the owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock or equity stock. In addition:

(1)  no gain or loss will be recognized for federal income tax purposes upon the withdrawal of preferred stock or equity stock in exchange for depositary shares;

(2)  the tax basis of each share of preferred stock or equity stock to an exchanging owner of depositary shares will, upon such exchange, be the same as the aggregate tax basis of the depositary shares being exchanged; and

(3)  the holding period for preferred stock or equity stock in the hands of an exchanging owner of depositary shares will include the period during which that person owned those depositary shares.

DESCRIPTION OF WARRANTS

We have no warrants outstanding (other than options issued under our stock option plan). We may issue warrants for the purchase of common stock, preferred stock, equity stock or debt securities. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the applicable prospectus supplement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants being offered. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

  (1)  the title of those warrants;

  (2)  the aggregate number of those warrants;

  (3)  the price or prices at which those warrants will be issued;

  (4)  the designation, number and terms of the shares of common stock, preferred stock or equity stock purchasable upon exercise of those warrants;

  (5)  the designation and terms of the other securities, if any, with which those warrants are issued and the number of those warrants issued with each security;

  (6)  the date, if any, on and after which those warrants and the related common stock, preferred stock or equity stock, if any, will be separately transferable;

  (7)  the price at which each share of common stock, preferred stock or equity stock purchasable upon exercise of those warrants may be purchased;

  (8)  the date on which the right to exercise those warrants will commence and the date on which that right expires;

  (9)  the minimum or maximum amount of those warrants which may be exercised at any one time; and

(10)  any other terms of those warrants, including terms, procedures and limitations relating to the exchange and exercise of those warrants.

DESCRIPTION OF DEBT SECURITIES

The following descriptions of the debt securities do not purport to be complete and are subject to and qualified in their entirety by reference to the indenture, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. Any future supplemental indenture or similar document also will be so filed. You should read the indenture and any supplemental indenture or similar document because they, and not this description, define your rights as holder of our debt securities. All capitalized terms have the meanings specified in the indenture.

We may issue, from time to time, debt securities, in one or more series, that will consist of either our senior debt (the “Senior Debt Securities”) or our subordinated debt securities (the “Subordinated Debt Securities”). The debt securities we offer will be issued under one or more indentures between us and a trustee (the “Trustee”), which may be the same trustee. Debt securities, whether senior or subordinated, may be issued as convertible debt securities or exchangeable debt securities.

General Terms of the Indenture

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit designated by us. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to afford holders of any debt securities protection with respect to our operations, financial condition or transactions involving us.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for U.S. federal income tax purposes, be treated as if they were issued with “original issue discount,” or “OID,” because of interest payment and other characteristics. Special U.S. federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

The applicable prospectus supplement for a series of debt securities that we issue will describe, among other things, the following terms of the offered debt securities:

•	the title;

•	the aggregate principal amount;

•	whether issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

•	whether issued in the form of one or more global securities and whether all or a portion of the principal amount of the debt securities is represented thereby;

•	the price or prices at which the debt securities will be issued;

•	the date or dates on which principal is payable;

•	the place or places where and the manner in which principal, premium or interest will be payable and the place or places where the debt securities may be presented for transfer and, if applicable, conversion or exchange;

•	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

•	our rights or obligations to redeem or purchase the debt securities, including sinking fund or partial redemption payments;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

•	the currency or currencies of payment of principal or interest;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount;

•	the terms, if any, pursuant to which any debt securities will be subordinate to any of our other debt;

•	if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

•	if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity, and the terms and conditions of any acceleration;

•	if applicable, covenants affording holders of debt protection with respect to our operations, financial condition or transactions involving us; and

•	any other specific terms of any debt securities.

The applicable prospectus supplement will set forth material U.S. federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are listed or quoted, if any.

Debt securities issued by us will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries, except to the extent any such subsidiary guarantees or is otherwise obligated to make payment on such debt securities.

Unless otherwise provided in the applicable prospectus supplement, all securities of any one series need not be issued at the same time and may be issued from time to time without consent of any holder.

Senior Debt Securities

Payment of the principal of, premium, if any, and interest on Senior Debt Securities will rank on a parity with all of our other unsecured and unsubordinated debt.

Subordinated Debt Securities

Payment of the principal of, premium, if any, and interest on Subordinated Debt Securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior debt. We will set forth in the applicable prospectus supplement relating to any Subordinated Debt Securities the subordination terms of such securities as well as the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by its terms would be senior to the Subordinated Debt Securities. We will also set forth in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for other securities or property of the Company. The terms and conditions of conversion or exchange will be set forth in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding the ability of the Company or the holder to convert or exchange the debt securities;

•	events requiring adjustment to the conversion or exchange price; and

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Consolidation, Merger or Sale

We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person unless (a) we will be the continuing corporation or (b) the successor corporation or person to which our assets are transferred or leased is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations on the debt securities and under the indenture. In addition, we cannot effect such a transaction unless immediately after giving effect to such transaction, no default or event of default under the indenture shall have occurred and be continuing. Subject to certain exceptions, when the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we shall be discharged from all our obligations under the debt securities and the indenture, except in limited circumstances.

This covenant would not apply to any recapitalization transaction, a change of control of the Company or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

Unless otherwise indicated, the term “Event of Default,” when used in the indenture, means any of the following:

•	failure to pay interest for 30 days after the date payment is due and payable;

•	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

•	failure to make sinking fund payments when due;

•	failure to perform any other covenant for 60 days after notice that performance was required;

•	events of bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default provided in the applicable resolution of our board of directors or the supplemental indenture under which we issue series of debt securities.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. Unless otherwise indicated in the applicable prospectus supplement, an Event of Default relating to the payment of interest, principal or any sinking fund installment involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series to be due and payable immediately.

Unless otherwise indicated in the applicable prospectus supplement, an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Senior Debt Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Senior Debt Securities may declare the entire principal amount of all of the series of Senior Debt Securities due and payable immediately.

Similarly, unless otherwise indicated in the applicable prospectus supplement, if an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of such, or if any other Event of Default occurs and is continuing involving all of the series of Subordinated Debt Securities, then the trustee or the holders of not less than 25% in aggregate principal amount of all of the series of Subordinated Debt Securities may declare the entire principal amount of all of the series of Subordinated Debt Securities due and payable immediately.

If, however, the Event of Default relating to the performance of other covenants or any other Event of Default that has occurred and is continuing is for less than all of the series of Senior Debt Securities or Subordinated Debt Securities, as the case may be, then, unless otherwise indicated in the applicable prospectus supplement, the trustee or the holders of not less than 25% in aggregate principal amount of each affected series of the Senior Debt Securities or the Subordinated Debt Securities, as the case may be, may declare the entire principal amount of all debt securities of such affected series due and payable immediately. The holders of not less than a majority in aggregate principal amount of the debt securities of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the series.

If an Event of Default relating to events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of debt securities against us. Except as provided below, no holder of debt securities of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of that default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the series.

Notwithstanding the foregoing, each holder of debt securities of any series has the right, which is absolute and unconditional, to receive payment of the principal of and premium and interest, if any, on such debt securities when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of that holder of debt securities.

We will be required to file annually with the Trustee a certificate, signed by an officer of the Company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Registered Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more fully registered global securities that we will deposit with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for such registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement with respect to any portion of such series represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•	ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for the registered global security, those persons being referred to as “participants,” or persons that may hold interests through participants;

•	upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•	ownership of any beneficial interest in the registered global security will be shown on, and the transfer of any ownership interest will be effected only through, records maintained by the depositary for the registered global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants).

The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in the definitive form; and

•	will not be considered the owners or holders of the debt securities under the indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and those participants would authorize beneficial owners owning through those participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. None of the Company, the trustee or any other agent of the Company or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In such event, we will issue debt securities of that series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.” We will deposit these bearer global securities with a common depositary for Euroclear System and Clearstream Bank Luxembourg, Societe Anonyme, or with a nominee for the depositary identified in the prospectus supplement relating to that series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, with respect to the position of the series represented by a bearer global security.

Discharge, Defeasance and Covenant Defeasance

We can discharge or defease our obligations under the indenture as set forth below. Unless otherwise set forth in the applicable prospectus supplement, the subordination provisions applicable to any Subordinated Debt Securities will be expressly subject to the discharge and defeasance provisions of the indenture.

We may discharge some of our obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable within one year (or are scheduled for redemption within one year). We may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time (“defeasance”). We also may be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an Event of Default (“covenant defeasance”). We may effect defeasance and covenant defeasance only if, among other things:

•	we irrevocably deposit with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal, premium, if any, and interest on all outstanding debt securities of the series; and

•	we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders’ U.S. federal income tax treatment of principal, premium, if any, and interest payments on the series of debt securities, which opinion, in the case of legal defeasance, must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law.

Although we may discharge or defease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of debt securities;

•	cure any ambiguity or correct any inconsistency in the indenture;

•	establish the forms or terms of debt securities of any series; and

•	evidence and provide for the acceptance of appointment by a successor trustee.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series of Senior Debt Securities or Subordinated Debt Securities, as the case may be, then outstanding and affected (voting as one class), add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

•	extend the final maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal (other than as may be provided otherwise with respect to a series), premium, if any, or interest is payable;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

•	modify any of the subordination provisions or the definition of senior indebtedness applicable to any Subordinated Debt Securities in a manner adverse to the holders of those securities;

•	alter provisions of the indenture relating to the debt securities not denominated in U.S. dollars;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

A prospectus supplement may set forth modifications or additions to these provisions with respect to a particular series of Debt Securities.

Concerning the Trustee

The indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only with respect to the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery (including authentication and delivery on original issuance of the debt securities) of, the debt securities of a series will be effected by the trustee with respect to that series at an office designated by the trustee in New York, New York.

The indenture contains limitations on the right of the trustee, should it become a creditor of the Company, to obtain payment of claims in some cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties with respect to the debt securities, however, it must eliminate the conflict or resign as trustee.

The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee with respect to such series of debt securities, provided that the direction would not conflict with any rule of law or with the indenture, would not be unduly prejudicial to the rights of another holder of the debt securities, and would not involve any trustee in personal liability. The indenture provides that in case an Event of Default shall occur and be known to any trustee and not be cured, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trustee’s power. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

The indenture provides that no incorporator and no past, present or future shareholder, officer or director, of the Company or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the taxation of Public Storage as a REIT and the acquisition, ownership and disposition of our common shares. If we offer debt securities or equity securities other than common stock, information about any additional income tax consequences to holders of those securities will be included in the documents pursuant to which those securities are offered.

Because this summary only addresses the federal income tax consequences that generally apply to all holders that acquire, own or dispose of our common shares, it may not contain all the information that may be important in your specific circumstances. As you review this discussion, you should keep in mind that:

(1)  The tax consequences to you may vary depending on your particular tax situation;

(2)  Special rules that are not discussed below may apply to you if, for example, you are a tax–exempt organization, a broker–dealer, a non–U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code;

(3)  This summary does not address state, local or non-U.S. tax considerations;

(4)  This summary deals only with Public Storage common shareholders that hold common shares as “capital assets,” within the meaning of Section 1221 of the Internal Revenue Code; and

(5)  This discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of acquiring, owning and disposing of Public Storage common shares in your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as reflected in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Except as described under “—Taxation of Public Storage as a REIT—Income Tests Applicable to REITs,” Public Storage has not obtained any rulings from the Internal Revenue Service concerning the tax treatment of the matters discussed below. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Taxation of Public Storage as a REIT

General.    We elected to be taxed as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1981. A REIT generally is not subject to federal income tax on the net income that it distributes to shareholders if it meets the applicable REIT distribution requirements and other requirements for REIT qualification.

We believe that we have been organized and operated, and we intend to continue to operate, in a manner to qualify as a REIT, but there can be no assurance that we qualify or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that our actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular taxable year.

So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to our shareholders. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of federal income taxation than if such income were earned by a non-REIT “C” corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to the income tax at rates applicable to those shareholders.

While we generally will not be subject to corporate income taxes on income that we distribute currently to our shareholders, we will be subject to federal income tax as follows:

(1)  We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

(2)  Under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference;

(3)  If we have net income from the sale or other disposition of “foreclosure property” (generally, property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property) that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, this income will be subject to tax at the highest corporate rate;

(4)  Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business;

(5)  If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but still maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability;

(6)  We will be subject to a 4% excise tax if we fail to distribute during each calendar year at least the sum of:

(a)  85% of our REIT ordinary income for the year;

(b)  95% of our REIT capital gain net income for the year; and

(c)  any undistributed taxable income from prior taxable years.

The tax applies to the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid.

(7)  We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among Public Storage, our tenants, and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

In addition, we could be liable for specified tax liabilities inherited from a non-REIT “C” corporation, if we acquired or acquire assets from such a corporation in a carryover basis transaction (such as in the case of our 1995 merger with Public Storage Management). We also have acquired assets in carryover basis merger transactions with a number of REITs (including our 1999 merger with Storage Trust Realty). If any such acquired REIT failed to qualify as a REIT at the time of its merger into Public Storage, it would have been a non-REIT “C” corporation and we also would be liable for tax liabilities inherited from it.

If we acquire any assets from a non-REIT “C” corporation in a carry-over basis transaction, we would be liable for corporate income tax, at the highest applicable corporate rate for the “built-in gain” with respect to those assets if we disposed of those assets within 10 years after they were acquired. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset.

If we are subject to taxation on our REIT taxable income or subject to tax due to the sale of a built-in gain asset that was acquired in a carry-over basis from a non-REIT “C” Corporation, some of the dividends we pay to our shareholders during the following year may be subject to tax at the reduced capital gains rates, rather than at ordinary income rates. See “—Taxation of U.S. Shareholders—Qualified Dividend Income.”

Requirements for Qualification as a REIT.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)  that is managed by one or more trustees or directors;

(2)  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)  that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4)  that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5)  the beneficial ownership of which is held by 100 or more persons;

(6)  during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7)  that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)  that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9)  that meets other applicable tests, described below, regarding the nature of our income and assets and the amount of our distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally are considered to be individuals. However, a trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we have been organized, have operated and have issued sufficient shares of beneficial ownership with sufficient diversity of ownership to allow us to satisfy the above conditions. In addition, our organizational documents contain restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. The ownership restrictions in our articles of incorporation and bylaws generally prohibit the actual or constructive ownership of more than 2% of the outstanding shares of common stock (excluding the interest held by the Hughes family) or more than 9.9% of the outstanding shares of each class or series of shares of preferred stock or equity stock, unless an exception is established by the board of directors. The restrictions provide that if, at any time, for any reason, those ownership limitations are violated or more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of stock necessary to cure the violation will automatically and irrevocably be transferred from the person causing the violation to a designated charitable beneficiary. See “Description of Common Stock—Ownership Limitations.” At the time of the merger with Public Storage Management, to further assist us in meeting the ownership restrictions, the Hughes family entered into an agreement with us for the benefit of Public Storage and certain designated charitable beneficiaries providing that if, at any time, for any reason, more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of our common stock owned by Wayne Hughes necessary to cure such violation would automatically and irrevocably be transferred to a designated charitable beneficiary.

The REIT protective provisions of our organizational documents and the agreement with the Hughes family are modeled after certain arrangements that the Internal Revenue Service has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as the arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the Internal Revenue Service might not seek to take a different position concerning Public Storage (a private letter ruling is legally binding only as to the taxpayer to whom it was issued and we will not seek a private ruling on this issue) or contend that we failed to enforce these various arrangements. Accordingly, there can be no assurance that these arrangements necessarily will preserve our REIT status. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

To monitor compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. For taxable years commencing on or after January 1, 1998, if we comply with the annual letters requirement and do not know, or exercising reasonable diligence, would not have known, of a failure to meet condition (6) above, then we will be treated as having met condition (6) above.

To qualify as a REIT, Public Storage cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non–REIT taxable year. As a result of the 1995 merger with Public Storage Management, the 1999 merger with Storage Trust Realty and mergers with other affiliated REITs, Public Storage has succeeded to various tax attributes of those entities and their predecessors, including any undistributed earnings and profits. We do not believe that we have acquired any undistributed non–REIT earnings and profits and we believe that the REITs with which we have merged qualified as REITs at the time of acquisition. However, neither these entities nor Public Storage has sought an opinion of counsel or outside accountants to the effect that we did not acquire any undistributed non-REIT earnings and profits. There can be no assurance that the Internal Revenue Service would not contend otherwise on a subsequent audit.

If the Internal Revenue Service determined that we inherited undistributed non–REIT earnings and profits and that we did not distribute the non–REIT earnings and profits by the end of that taxable year, it appears that we could avoid disqualification as a REIT by using “deficiency dividend” procedures to distribute the non–REIT earnings and profits. The deficiency dividend procedures would require us to make a distribution to shareholders, in addition to the regularly required REIT distributions, within 90 days of the Internal Revenue Service determination. In addition, we would have to pay to the Internal Revenue Service interest on 50% of the non–REIT earnings and profits that were not distributed prior to the end of the taxable year in which we inherited the undistributed non–REIT earnings and profits. If, however, we were considered to be a “successor” under the applicable Treasury regulations to a corporation that had failed to qualify as a REIT at the time of its merger with Public Storage, we could fail to qualify as a REIT and could be prevented from reelecting REIT status for up to four years after such failure to qualify.

Qualified REIT Subsidiaries.    If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Public Storage will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries.    A “taxable REIT subsidiary” of Public Storage is a corporation in which we directly or indirectly own stock and that elects, together with Public Storage, to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if a taxable REIT subsidiary of Public Storage owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of Public Storage. A taxable REIT subsidiary is required to pay regular federal income tax, and state and local income tax where applicable, as a non-REIT “C” corporation. If dividends are paid by one or more of our taxable REIT subsidiaries to Public Storage, then a portion of the dividends from Public Storage to our shareholders who are taxed at individual rates will generally be eligible for taxation at lower capital gains rates, rather than at ordinary income rates. See “Taxation of U.S. Shareholders—Qualified Dividend Income.”

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made directly or indirectly to us in excess of a certain amount. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiaries make interest and other payments to us and to third parties in connection with activities related to our properties. There can be no assurance that our taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to us. In addition, there can be no assurance that the Internal Revenue Service might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Public Storage, PS Orangeco, Inc. (and its subsidiaries, including PS Pickup & Delivery, Inc.), PSCC, Inc., PS Insurance Company, Ltd. and certain other corporations have elected to be treated as taxable REIT subsidiaries of Public Storage. These entities engage in businesses such as the portable self-storage business, providing moving services and tenant reinsurance, selling locks, boxes and packing materials, and renting trucks, among other activities.

Ownership of Partnership Interests by a REIT.    A REIT that owns an equity interest in an entity treated as a partnership for federal income tax purposes is deemed to own its share (based upon its proportionate share of the capital of the partnership) of the assets of the partnership and is deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. In the mergers with Public Storage Management and Storage Trust Realty, the formation of PS Business Parks, L.P., and in other transactions, we have acquired interests in various partnerships that own and operate properties. Thus, our proportionate share of the assets and items of income of Storage Trust Properties, L.P., PS Business Parks, L.P. or other partnerships, including any such partnerships’ shares of assets and items of income of any subsidiaries that are partnerships or limited liability companies treated as partnerships for federal income tax purposes, are treated as assets and items of income of Public Storage for purposes of applying the REIT asset and income tests. For these purposes, under current Treasury regulations our interest in each of the partnerships must be determined in accordance with our “capital interest” in each entity, as applicable.

We believe that Storage Trust Properties, L.P., PS Business Parks, L.P. and each of the partnerships and limited liability companies in which we own an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and we could fail to meet the REIT income and asset tests. See “—Taxation of Public Storage as a REIT—Income Tests Applicable to REITs” and “—Taxation of Public Storage as a REIT—Asset Tests Applicable to REITs” below.

Income Tests Applicable to REITs.    To qualify as a REIT, Public Storage must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from prohibited transactions, must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of our gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from any combination of income qualifying under the 75% test and dividends, interest, some payments under hedging instruments and gain from the sale or disposition of stock or securities and some hedging instruments.

Rents that we receive will qualify as rents from real property in satisfying the gross income tests for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we are only allowed to provide services directly that are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through a taxable REIT subsidiary, or through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue) without giving rise to “impermissible tenant service income,” which is nonqualifying income for purposes of the income tests. For this purpose, the amount that we would be deemed to have received for performing any “impermissible services” will be the greater of the actual amount so received or 150% of the direct cost to us of providing those services. If impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, they will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

In light of these requirements, we do not intend to take any of the actions listed below, unless we determine that the resulting nonqualifying income, taken together with all other nonqualifying income that we earn in the taxable year, will not jeopardize our status as a REIT:

(1)  charge rent for any property that is based in whole or in part on the income or profits of any person (unless based on a fixed percentage or percentages of receipts or sales, as permitted and described above);

(2)  rent any property to a related party tenant, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for the special exception from the related party tenant rule applicable to certain leases with a taxable REIT subsidiary;

(3)  derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

(4)  directly perform services considered to be noncustomary or “rendered to the occupant” of the property.

In connection with our merger with Public Storage Management, Public Storage and the various other owners of self-storage facilities and business parks for which we performed management activities entered into an agreement with PSCC, Inc. under which PSCC provides the owners and Public Storage certain administrative and cost-sharing services in connection with the operation of the properties and the performance of certain administrative functions. The services include the provision of corporate office space and certain equipment, personnel required for the operation and maintenance of the properties, and corporate or partnership administration. Each of the owners and Public Storage pay PSCC directly for services rendered by PSCC in connection with the administrative and cost sharing agreement. That payment is separate from and in addition to the compensation paid to Public Storage under the management agreements for the management of the properties owned by the owners. At the time of the merger with Public Storage Management, we received a private letter ruling from the Internal Revenue Service to the effect that the reimbursements and other payments made to PSCC by the owners would not be treated as our revenues for purposes of the 95% gross income test, and to the effect that our income from self-storage facility rentals generally would qualify as rent from real property for purposes of the REIT gross income tests. We subsequently received a private letter ruling indicating that the truck rental activities of an affiliated corporation (PS Orangeco, Inc., now a taxable REIT subsidiary of Public Storage) would not adversely affect the treatment of our income from self-storage facility rentals as rent from real property for purposes of the REIT gross income tests.

We now own directly and indirectly all of Pickup & Delivery (the portable self-storage business). The income from that business would be nonqualifying income to us and the business is conducted by a limited partnership between Public Storage and a subsidiary of PS Orangeco, Inc. The share of gross income of that business attributable to our direct partnership interest, when combined with our other nonqualifying income, must be less than 5% of our total gross income. While we have earned and will continue to earn some nonqualifying income from this and other sources, we anticipate that we will be able to continue to satisfy both the 95% and 75% gross income tests.

The ownership of certain partnership interests creates several issues regarding our satisfaction of the 95% gross income test. First, we earn property management fees from these partnerships. Existing Treasury regulations do not address the treatment of management fees derived by a REIT from a partnership in which the REIT holds a partnership interest, but the Internal Revenue Service has issued a number of private letter rulings holding that the portion of the management fee that corresponds to the REIT’s interest in the partnership in effect is disregarded in applying the 95% gross income test when the REIT holds a “substantial” interest in the partnership. We disregard the portion of management fees derived from partnerships in which we are a partner that corresponds to our interest in these partnerships in determining the amount of our nonqualifying income. There can be no assurance, however, that the Internal Revenue Service would not take a contrary position with respect to Public Storage, either rejecting the approach set forth in the private letter rulings mentioned above or contending that our situation is distinguishable from those addressed in the private letter rulings (for example, arguing that we do not have a “substantial” interest in the partnerships).

In addition, we acquired interests in certain of these partnerships that entitle us to a percentage of profits (either from operations, or upon a sale, or both) in excess of the percentage of total capital originally contributed to the partnership with respect to such interest. Existing Treasury regulations do not specifically address how our “capital interest” in partnerships of this type should be determined. This determination is relevant because it affects both the percentage of the gross rental income of the partnership that is considered gross rental income (or qualifying income) to us and the percentage of the management fees paid to us that is disregarded in determining our nonqualifying income. For example, if we take the position that we have a 25% “capital interest” in a partnership (because we would receive 25% of the partnership’s assets upon a sale and liquidation) but the Internal Revenue Service determines we only have a 1% “capital interest” (because the original holder of our interest only contributed 1% of the total capital contributed to the partnership), our share of the qualifying income from the partnership would be reduced and the portion of the management fee from the partnership that would be treated as nonqualifying income would be increased, both of which would adversely affect our ability to satisfy the 95% gross income test. In determining our “capital interest” in the various partnerships, we estimate the percentage of the partnership’s assets that would be distributed to us if those assets were sold and distributed among the partners in accordance with the applicable provisions of the partnership agreements. There can be no assurance, however, that the Internal Revenue Service will agree with this methodology and not contend that another, perhaps less favorable, method must be used for purposes of determining our “capital interests,” which could adversely affect our ability to satisfy the 95% gross income test.

“Interest” income that depends in whole or in part on the income or profits of any person generally will be nonqualifying income for purposes of the 75% or 95% gross income tests. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We do not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

Our share of any dividends received from our corporate subsidiaries that are not “qualified REIT subsidiaries” (and from other corporations in which we own an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends to cause us to exceed the limit on nonqualifying income under the 75% gross income test.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. The relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving Public Storage, we could fail to qualify as a REIT. As discussed under “—Taxation of Public Storage as a REIT—General” even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests Applicable to REITs.    At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature and diversification of our assets:

(1)  at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. Our real estate assets include, for this purpose, our allocable share of real estate assets held by entities that are treated as partnerships or that are disregarded for federal income tax purposes in which we have invested, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long–term debt of Public Storage;

(2)  not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

(3)  except for equity investments in REITs, debt or equity investments in qualified REIT subsidiaries and taxable REIT subsidiaries and other securities that qualify as “real estate assets” for purposes of the test described in clause (1):

(a)  the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets;

(b)  we may not own more than 10% of any one issuer’s outstanding voting securities; and

(c)  we may not own more than 10% of the value of the outstanding securities of any one issuer; and

(4)  not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined in Section 1361 of the Internal Revenue Code and (1) the issuer is an individual, (2) the only securities of the issuer that the REIT holds are straight debt or (3) if the issuer is a partnership, the REIT holds at least a 20% profits interest in the partnership.

Public Storage currently owns approximately 25% of the outstanding common stock of PS Business Parks, Inc., which has elected to be taxed as a REIT for federal income tax purposes (as well as a substantial portion of the outstanding common units of limited partnership interest of PS Business Parks, L.P., which may be exchangeable for shares of PS Business Parks, Inc.’s common stock). As a REIT, PS Business Parks, Inc. is subject to the various REIT qualification requirements. We believe that PS Business Parks, Inc. has been organized and has operated in a manner to qualify for taxation as a REIT for federal income tax purposes and will continue to be organized and operated in this manner. If PS Business Parks, Inc. were to fail to qualify as a REIT, our stock investment in PS Business Parks, Inc. would cease to be a qualifying real estate asset for purposes of the 75% gross asset test and would become subject to the 5% asset test, the 10% voting stock limitation, and the 10% value limitation generally applicable to our ownership in corporations (other than REITs, qualified REIT subsidiaries and taxable REIT subsidiaries). If PS Business Parks, Inc. failed to qualify as a REIT, we would not meet the 10% voting stock limitation and the 10% value limitation with respect to our interest in PS Business Parks, Inc., and accordingly, Public Storage also would fail to qualify as a REIT.

We believe that the aggregate value of our interests in our taxable REIT subsidiaries does not exceed, and in the future will not exceed, 20% of the aggregate value of our gross assets. As of each relevant testing date prior to the election to treat each corporate subsidiary of Public Storage or any other corporation in which we own an interest as a taxable REIT subsidiary, we believe we did not own more than 10% of the voting securities of any such entity. In addition, we believe that as of each relevant testing date prior to the election to treat each corporate subsidiary of Public Storage or any other corporation in which we own an interest as a taxable REIT subsidiary of Public Storage, our pro rata share of the value of the securities, including debt, of any such corporation or other issuer did not exceed 5% of the total value of our assets.

With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of our assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, we cannot provide any assurance that the Internal Revenue Service might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25%, 20%, and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to maintain compliance with the asset tests and would attempt to take any available actions within 30 days after the close of any quarter in an effort to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation of which we become aware within that period. If we failed to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

Annual Distribution Requirements Applicable to REITs.    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

In years prior to 1990, we made distributions in excess of our REIT taxable income. During 1990, we reduced the level of distributions to our shareholders. As a result, distributions paid by Public Storage in 1990 were less than 95% of our REIT taxable income for 1990. The same circumstance has existed with respect to each year through 2003. We have satisfied the REIT distribution requirements for 1990 through 2003 by attributing distributions in 1991 through 2004 to the prior year’s taxable income, and we may need to satisfy the distribution requirement for 2004 by attributing distributions in 2005 to our 2004 taxable income. We may be required to continue this pattern of making distributions after the close of a taxable year that are attributed to the prior year for this purpose, but shareholders will be treated for federal income tax purposes as having received such distributions in the taxable years in which they actually are made. The extent to which we will be required to attribute distributions to the prior year will depend on our operating results and the level of distributions as determined by the board of directors. As noted below, reliance on subsequent year distributions could cause us to be subject to an excise tax, although we intend to comply with the 85% current distribution requirement under the excise tax in an effort to avoid or minimize any effect of that tax.

We intend to make timely distributions sufficient to satisfy our annual distribution requirements. Although we anticipate that our cash flow will permit us to make those distributions, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements. In this event, we may find it necessary to arrange for short–term, or possibly long–term, borrowings to fund required distributions or to pay dividends in the form of taxable dividends of Public Storage shares.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest to the government based upon the amount of any deduction taken for deficiency dividends.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we are subject to tax on these amounts at regular corporate tax rates.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long–term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described below, any retained amounts would be treated as having been distributed.

As mentioned above, we would be subject to a 4% excise tax if we fail to distribute during each calendar year at least the sum of:

(1)  85% of our REIT ordinary income for the year;

(2)  95% of our REIT capital gain net income for the year; and

(3)  any undistributed taxable income from prior taxable years.

This 4% excise tax applies to the excess of such required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid.

Record–Keeping Requirements.    We are required to comply with applicable record–keeping requirements. Failure to comply could result in monetary fines.

Failure of Public Storage to Qualify as a REIT.    If we fail to qualify for taxation as a REIT in any taxable year, and if relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. If we fail to qualify as a REIT, we will not be required to make any distributions to shareholders and any distributions that are made to shareholders will not be deductible by us. As a result, our failure to qualify as a REIT would significantly reduce the cash available for distributions by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, whether or not attributable to capital gains of Public Storage, and corporate shareholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that we would be entitled to any statutory relief.

Prohibited Transaction Tax.    Any gain realized by Public Storage on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of this type of gain realized by partnerships or disregarded entities for federal income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties and to make occasional sales of properties as are consistent with our investment objectives. We cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of these sales are prohibited transactions and subject to the 100% penalty tax.

Taxation of U.S. Shareholders

As used in the remainder of this discussion, the term “U.S. shareholder” means a beneficial owner of a Public Storage common share that is, for United States federal income tax purposes:

(1)  a citizen or resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

(2)  a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

(3)  an estate the income of which is subject to federal income taxation regardless of its source; or

(4)  in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

Generally, in the case of a partnership that holds Public Storage common shares, any partner that would be a U.S. shareholder if it held the Public Storage common shares directly is also a U.S. shareholder. A “non–U.S. shareholder” is a holder, including any partner in a partnership that holds Public Storage common shares, that is not a U.S. shareholder.

Distributions by Public Storage—General.    So long as we qualify as a REIT, distributions to U.S. shareholders out of our current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. For purposes of determining whether distributions to holders of our common stock and equity stock are out of current and accumulated earnings or profits, earnings and profits will be allocated first to any outstanding preferred stock and then to outstanding common stock and equity stock. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. shareholder’s shares. Rather, such distributions will reduce the adjusted tax basis of such shares. Distributions that exceed the U.S. shareholder’s adjusted tax basis in our shares will be taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Distributions.    We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to U.S. shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held our shares. Designations that we make only will be effective to the extent that they comply with Revenue Ruling 89–81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099–DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may designate all or part of our net capital gain as “undistributed capital gain.” We will be subject to tax at regular corporate rates on any undistributed capital gain.

A U.S. shareholder:

(1)  will include in its income as long–term capital gains its proportionate share of such undistributed capital gains and

(2)  will be deemed to have paid its proportionate share of the tax paid by Public Storage on such undistributed capital gains and receive a credit or refund to the extent that the tax we paid exceeds the U.S. shareholder’s tax liability on the undistributed capital gain.

A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

With respect to shareholders who are taxed at the rates applicable to individuals, we will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1)  a 15% rate gain distribution, which would be taxable to non–corporate U.S. shareholders at a maximum rate of 15%; or

(2)  an “unrecaptured Section 1250 gain” distribution, which would be taxable to non–corporate U.S. shareholders at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if we were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

Recipients of capital gains dividends from the company that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Qualified Dividend Income.    We may elect to designate a portion of distributions paid to our shareholders who are taxed at the rates applicable to individuals as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided that the shareholder has held the common stock with respect to which the distribution is made for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of the company’s distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)  the qualified dividend income received by the company during such taxable year from non-REIT corporations (including the corporate subsidiaries and other taxable REIT subsidiaries);

(2)  the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by the company with respect to such undistributed REIT taxable income; and

(3)  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a C corporation over the federal income tax paid by the company with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation and specified holding period requirements and other requirements are met. We generally expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income.

Sunset of Reduced Tax Rate Provisions.    The currently applicable provisions of the federal income tax laws relating to the 15% rate of capital gain taxation and the applicability of capital gain rates for designated qualified dividend income of REITs are currently scheduled to “sunset” or revert back to provisions of prior law effective for taxable years beginning after December 31, 2008. Upon the sunset of the current provisions, all dividend income of REITs and non-REIT corporations would be taxable at ordinary income rates and the maximum capital gain tax rate for gains other than “unrecaptured section 1250 gains” would be increased (from 15% to 20%). The impact of this reversion is not discussed herein. Consequently, shareholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in common stock.

Other Tax Considerations.    Distributions that we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from Public Storage generally will be treated as investment income for purposes of the investment interest limitations. In addition, a U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. We will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain or represent tax preference items to be taken into account for purposes of computing the alternative minimum tax liability of the shareholders. U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

Sales of Shares.    Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

(1)  the amount of cash and the fair market value of any property received on the sale or other disposition; and

(2)  the holder’s adjusted tax basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. The applicable tax rate will depend on the shareholder’s holding period for the asset (generally, if an asset has been held for more than one year it will produce long–term capital gain) and the shareholder’s tax bracket. A U.S. shareholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long–term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Public Storage shares held for more than 12 months. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long–term capital loss, to the extent of distributions received by the U.S. shareholder from us that were required to be treated as long–term capital gains.

Taxation of Tax–Exempt Shareholders

Provided that a tax–exempt shareholder has not held its common shares as “debt financed property” within the meaning of the Internal Revenue Code, distributions from Public Storage will not be unrelated business taxable income, referred to as UBTI, to a tax–exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax–exempt shareholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or has used the shares in a trade or business. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt shareholder.

However, for tax–exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in Public Storage will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax–exempt shareholders should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Internal Revenue Code, is tax–exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax–exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a pension held REIT if it meets the following two tests:

(1) it qualified as a REIT only by reason of Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

(2) either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look–through” exception for pension trusts. Based on both our current share ownership and the limitations on transfer and ownership of shares contained in our organizational documents, we do not expect to be classified as a pension held REIT.

U.S. Taxation of Non–U.S. Shareholders

Distributions by Public Storage.    Our distributions to a non–U.S. shareholder that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non–U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non–U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of current and accumulated earnings and profits that exceed the non–U.S. shareholder’s basis in our Public Storage common shares will be taxable to a non–U.S. shareholder as gain from the sale of common shares, which is discussed below. Distributions in excess of our current or accumulated earnings and profits of Public Storage that do not exceed the adjusted tax basis of the non–U.S. shareholder in our common shares will reduce the non–U.S. shareholder’s adjusted tax basis in our common shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non–U.S. shareholder unless:

(1)  a lower treaty rate applies and the non–U.S. shareholder files an Internal Revenue Service Form W–8BEN evidencing eligibility for that reduced treaty rate with Public Storage; or

(2)  the non–U.S. shareholder files an Internal Revenue Service Form W–8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non–U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non–U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non–U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non–U.S. shareholder that we designate at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

(1)  the investment in the common shares is effectively connected with the conduct of the non–U.S. shareholder’s U.S. trade or business, in which case the non–U.S. shareholder will be subject to the same treatment as U.S. shareholders on any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

(2)  the non–U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non–U.S. shareholder that are attributable to gain from sales or exchanges by Public Storage of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non–U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non–U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non–U.S. shareholder that is a corporation.

We will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non–U.S. shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which for individual non–U.S. shareholders may substantially exceed the actual tax liability, is creditable against the non–U.S. shareholder’s United States federal income tax liability and is refundable to the extent such amount exceeds the non–U.S. shareholder’s actual United States federal income tax liability, and the non–U.S. shareholder timely files an appropriate claim for refund.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated for non–U.S. shareholders in the same manner as actual distributions by Public Storage of capital gain dividends. Under that approach, the non–U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting from reporting the capital gain their proportionate share of the tax paid by Public Storage on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by Public Storage were to exceed their actual United States federal income tax liability, and the non–U.S. shareholder timely files an appropriate claim for refund.

Sale of Common Shares.    Gain recognized by a non–U.S. shareholder upon the sale or exchange of our common shares generally would not be subject to United States taxation unless:

(1)  the investment in the Public Storage common shares is effectively connected with the conduct of the non–U.S. shareholder’s U.S. trade or business, in which case the non–U.S. shareholder will be subject to the same treatment as domestic shareholders as to any gain;

(2)  the non–U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

(3)  the Public Storage common shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

The Public Storage common shares will not constitute a U.S. real property interest if we are a domestically controlled REIT. We will be a domestically–controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non–U.S. shareholders.

We believe that we currently are a domestically controlled REIT and, therefore, that the sale of our common shares would not be subject to taxation under FIRPTA. Because our shares are publicly traded, however, we cannot guarantee that we are or will continue to be a domestically controlled REIT.

Even if we do not qualify as a domestically controlled REIT at the time a non–U.S. shareholder sells our common shares, gain arising from the sale still would not be subject to FIRPTA tax if:

(1)  the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the NYSE; and

(2)  the selling non–U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five–year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common shares were subject to taxation under FIRPTA, the non–U.S. shareholder would be subject to regular U.S. income tax as to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information Reporting and Backup Withholding Tax Applicable to Shareholders

U.S. Shareholders.    In general, information reporting requirements will apply to payments of distributions on our common shares and payments of the proceeds of the sale of our common shares to some shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 28% if:

(1)  the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)  the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

(3)  there has been a notified payee under–reporting of interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

(4)  there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some shareholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s United States federal income tax and may entitle the shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non–U.S. Shareholders.    Generally, information reporting will apply to payments of distributions on our common shares, and backup withholding at a rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non–U.S. shareholder certifies as to its non–U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non–U.S. shareholder of our common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non–U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Under these Treasury regulations, some shareholders are required to have provided new certifications as to payments made after December 31, 2000. Because the application of the these Treasury regulations varies depending on the shareholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Other Tax Consequences for Public Storage and Our Shareholders

Public Storage and our shareholders are subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Public Storage and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders of Public Storage should consult their own tax advisors regarding the effect of state and local tax laws on an investment in us.

A portion of the cash to be used by Public Storage to fund distributions may come from dividends paid by our taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal and state income tax at the full applicable corporate rates. In addition, a taxable REIT subsidiary may be limited in its ability to deduct interest payments in excess of a certain amount made to Public Storage. To the extent that we and our taxable REIT subsidiaries are required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

Tax Shelter Reporting

Under recently promulgated Treasury regulations, if a shareholder recognizes a loss with respect to the sale of shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder may be required to file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

PLAN OF DISTRIBUTION

We may sell the securities:

(1)  through underwriters or dealers;

(2)  through agents;

(3)  directly to purchasers; or

(4)  through a combination of any of these methods of sale.

Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

Underwriters may offer and sell the securities at:

(1)  fixed prices, which may be changed;

(2)  prices related to the prevailing market prices at the time of sale; or

(3)  negotiated prices.

We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

The applicable prospectus supplement will disclose (1) any underwriting compensation we pay to underwriters or agents in connection with the offering of securities and (2) any discounts, concessions or commissions allowed by underwriters to participating dealers. Under the Securities Act, (1) underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters and (2) any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act and to make contributions to them in connection with those liabilities.

If indicated in the applicable prospectus supplement, we may also offer and sell securities through a firm that will remarket the securities. These firms may act as principals for their own account or as our agents. These firms may be deemed to be underwriters in connection with the securities being remarketed. We may agree to indemnify these firms against liabilities, including liabilities under the Securities Act.

If indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by institutions to purchase securities at the offering price set forth in that prospectus supplement under delayed delivery contracts providing for payment and delivery on the dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold under contracts will be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (1) the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject, and (2) if the securities are being sold to underwriters, we will have sold to them the total principal amount of the securities less the principal amount of the securities covered by contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

Some of the underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

Direct sales to investors or our shareholders may be accomplished through subscription offerings or through shareholder purchase rights distributed to shareholders. In connection with subscription offerings or the distribution of shareholder purchase rights to shareholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. If securities are to be sold through shareholder purchase rights, the shareholder purchase rights will be distributed as a dividend to the shareholders for which they will pay no separate consideration. The prospectus supplement with respect to the offer of securities under shareholder purchase rights will set forth the relevant terms of the shareholder purchase rights, including:

(1)  whether common stock, preferred stock or equity stock, or warrants for those securities will be offered under the shareholder purchase rights;

(2)  the number of those securities or warrants that will be offered under the shareholder purchase rights;

(3)  the period during which and the price at which the shareholder purchase rights will be exercisable;

(4)  the number of shareholder purchase rights then outstanding;

(5)  any provisions for changes to or adjustments in the exercise price of the shareholder purchase rights, and

(6)  any other material terms of the shareholder purchase rights.

LEGAL OPINIONS

David Goldberg, our vice president and senior counsel, has delivered an opinion to the effect that the securities offered by this prospectus will be validly issued, fully paid and nonassessable. Hogan & Hartson L.L.P., Washington, D.C., has delivered an opinion as to our status as a REIT. See “Material U.S. Federal Income Tax Considerations.” Mr. Goldberg owns 68,702 shares of common stock, 3,396 depositary shares representing interests in equity stock, and has options to acquire an additional 38,959 shares of common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

8,000,000 Shares

Public Storage, Inc.

Depositary Shares

Each Representing 1/1,000 of a Share of

6.45% Cumulative Preferred Stock, Series F

PROSPECTUS SUPPLEMENT

August 16, 2005

Merrill Lynch & Co.	Morgan Stanley

A.G. Edwards

Credit Suisse First Boston

Deutsche Bank Securities

Wachovia Securities

Raymond James

Wells Fargo Securities